Exhibit 99.2



LI AUTO INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2015

2021 ANNUAL REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors
Mr. LI Xiang (李想) (*Chairman, CEO and Founder*)
Mr. SHEN Yanan (沈亞楠)
Mr. LI Tie (李鐵)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)

AUDIT COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強) (*Chairman*)

COMPENSATION COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Mr. LI Xiang (李想)
Mr. ZHAO Hongqiang (趙宏強) (*Chairman*)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇) (*Chairman*)

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)
Ms. LAU Yee Wa (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. LI Tie (李鐵)
Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Level 54, Hopewell Centre
183 Queen's Road East
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

COMPANY INFORMATION

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

STOCK CODE

2015

COMPANY WEBSITE

ir.lixiang.com

KEY HIGHLIGHTS

	For the Year Ended December 31,		
	2020	**2021**	Change (%)
	(RMB in thousands, except percentages)		
Revenues	9,456,609	**27,009,779**	185.6%
Gross profit	1,549,339	**5,761,454**	271.9%
Loss from operations	(669,337)	**(1,017,320)**	52.0%
Loss before income tax	(188,877)	**(152,812)**	(19.1%)
Net loss	(151,657)	**(321,455)**	112.0%
Comprehensive loss attributable to the ordinary shareholders of Li Auto Inc.	(1,812,713)	**(838,142)**	(53.8%)
Non-GAAP Financial Measures:			
Non-GAAP (loss)/income from operations	(526,542)	**84,036**	N/A
Non-GAAP net (loss)/income	(281,189)	**779,901**	N/A

NON-GAAP FINANCIAL MEASURES

The Company uses Non-GAAP financial measures, such as Non-GAAP (loss)/income from operations and Non-GAAP net (loss)/income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants and derivative liabilities, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

KEY HIGHLIGHTS

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,	
	2020	2021
	(RMB in thousands)	
Loss from operations	(669,337)	(1,017,320)
Shared-based compensation expenses	142,795	1,101,356
Non-GAAP (loss)/income from operations	(526,542)	84,036
Net loss	(151,657)	(321,455)
Shared-based compensation expenses	142,795	1,101,356
Changes in fair value of warrants and derivative liabilities	(272,327)	–
Non-GAAP net (loss)/income	(281,189)	779,901

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

We have achieved strong business performance in 2021 which demonstrated the competitive strength and appeal of Li ONE to our customers. Despite the impact of industry-wide supply chain shortages and the COVID-19 pandemic, our total deliveries of Li ONE in 2021 increased 177.4% year over year to 90,491 vehicles and our total revenues amounted to RMB27.01 billion, representing a 185.6% year-over-year increase. The cumulative deliveries of Li ONE since its market debut have reached 124,088 vehicles as of the end of 2021, demonstrating our users' endorsement of the brand-new in-vehicle driving and riding experience Li ONE offers in this era of autonomous technology.

During the Reporting Period, we remained dedicated to serving the mobility needs of families in China by continually optimizing products and services, accelerating the expansion of direct sales and servicing network, and increasing the investment in autonomous driving and smart cabin technologies while always prioritizing user safety and experience.

Product

We believe that automotive technologies will continue to evolve, and as new technologies enable us to create more compelling products to address users' needs, we will continue to evolve our products, aiming to provide our users with greater safety, convenience, and comfort.

On May 25, 2021, we released the 2021 Li ONE, which is equipped with navigation on ADAS (NOA) as a standard configuration and features comprehensive upgrades, including an enhanced NEDC range of 1,080 kilometers, optimized travel comfort, and more intelligent cockpit. Through the release of the 2021 Li ONE, we have brought these premium features to our users at a selling price of RMB338,000.

In November 2021, Li ONE became the first domestic branded model priced above RMB300,000 to achieve the 10,000 monthly deliveries. We believe this is another milestone for Li ONE to qualify as a blockbuster model.

We continuously optimize our product through OTA releases. In September and December 2021, we upgraded the smart in-car voice assistant, Li Xiang Tong Xue (理想同學). In September, we launched a new application store via an OTA update. The upgrade in December 2021 also featured the NOA and vision-enhanced Automatic Emergency Braking (AEB) functions.

Direct Sales and Servicing Network

Our direct sales and servicing network is an integral component of our closed-loop, integrated online and offline platform, which provides users with superior purchasing experiences consistent with our values and brand image and offers us with profound consumer insights as we constantly pursue improvement of products and services.

In 2021, we significantly expanded our direct sales and servicing network, almost quadrupling the number of retail stores. We aim to provide our users with a more convenient, efficient and pleasant purchasing and user experience by strengthening our online operations, as well as continuously adding physical touchpoints close to our users. We plan to further enlarge our footprint in 2022 to cater to user demand growth and capture an increasing NEV market share.

As of December 31, 2021, we had 206 retail stores in 102 cities, as well as 278 servicing centers and Li Auto-authorized body and paint shops operating in 204 cities.

BUSINESS REVIEW AND OUTLOOK

Research and Development

We regard our strong research and development capabilities as the core competency to establish and strengthen our market position. In 2021, we made good progress in developing the upgraded EREV platform and high-power charging BEV platforms and optimizing our autonomous driving and smart cabin solutions leveraging full-stack proprietary software development capabilities.

With the release of NOA and vision-enhanced AEB functions for the 2021 Li ONE in December, we became the third automaker in the world capable of full-stack self-development of NOA. During a recent third-party AEB test, Li ONE was ranked No. 1 and was the only assessed model capable of accurately identifying crossing vehicles and two-wheelers. Both of the achievements demonstrated our strong ADAS research and development capabilities.

Manufacturing Base

We are adopting the advanced production technologies for our production lines, expanding the production volume of our Changzhou factory by increased efficiency and technological capabilities, and constructing our Beijing manufacturing base to meet rising market demand with a more diverse product lineup.

In October 2021, we officially commenced construction of our Beijing manufacturing base which is scheduled to be operational in 2023. It will serve as an important manufacturing base for premium BEVs.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

In the first quarter of 2022, we delivered 31,716 Li ONEs, representing a 152.1% increase from the first quarter of 2021.

As of March 31, 2022, we had 217 retail stores in 102 cities, as well as 287 servicing centers and Li Auto-authorized body and paint shops operating in 211 cities.

BUSINESS OUTLOOK

Looking ahead to 2022, in the second quarter, we plan to release our next model, a full-size premium extended-range electric SUV with next generation EREV powertrain system and innovative smart cabin and autonomous driving technology, which will further enhance families' in-vehicle driving and riding experience. We are also developing our BEV models which will support ultra-fast charging and will provide users with an extraordinary battery charging experience in terms of charging time. We will also remain focused on investing in the R&D of smart cabin and autonomous driving with a goal to further elevate our capabilities to provide our users with products and services that offer greater safety, convenience and comfort, creating homes on the move that bring happiness to the entire family.

Additionally, challenges to the overall NEV supply chain will likely become a prolonged and industry-wide obstacle, affecting the supply of chips, batteries and potentially other auto parts given the continuous accelerating development of the NEV industry may soon outpace the expansion of production capacity of our supply chain partners. In the first quarter of 2022, our overall production has also been affected by the shortage of certain auto parts resulting from the resurging COVID-19 cases recently in the Yangtze Delta region. Going forward, we will continue to collaborate closely with these supply chain partners to mitigate such risks.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2020	**2021**
	(RMB in thousands)	
Revenues:		
Vehicle sales	9,282,703	**26,128,469**
Other sales and services	173,906	**881,310**
Total revenues	9,456,609	**27,009,779**
Cost of sales:		
Vehicle sales	(7,763,628)	**(20,755,578)**
Other sales and services	(143,642)	**(492,747)**
Total cost of sales	(7,907,270)	**(21,248,325)**
Gross profit	1,549,339	**5,761,454**
Operating expenses:		
Research and development	(1,099,857)	**(3,286,389)**
Selling, general and administrative	(1,118,819)	**(3,492,385)**
Total operating expenses	(2,218,676)	**(6,778,774)**
Loss from operations	(669,337)	**(1,017,320)**
Other (expense)/income:		
Interest expense	(66,916)	**(63,244)**
Interest income and investment income, net	254,916	**740,432**
Changes in fair value of warrants and derivative liabilities	272,327	**–**
Others, net	20,133	**187,320**
Loss before income tax expense	(188,877)	**(152,812)**
Income tax benefit/(expense)	22,847	**(168,643)**
Net loss from continuing operations	(166,030)	**(321,455)**
Net income from discontinued operations, net of tax	14,373	**–**
Net loss	(151,657)	**(321,455)**
Other comprehensive loss, net of tax		
Foreign currency translation adjustment, net of tax	(1,020,728)	**(516,687)**
Total comprehensive loss, net of tax	(1,172,385)	**(838,142)**
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	**–**
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	**–**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,812,713)	**(838,142)**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Total revenue increased by 185.6% from RMB9.46 billion for the year ended December 31, 2020 to RMB27.01 billion for the year ended December 31, 2021.

Revenue from vehicle sales increased by 181.5% from RMB9.28 billion for the year ended December 31, 2020 to RMB26.13 billion for the year ended December 31, 2021, primarily attributable to the increased deliveries in 2021.

Revenue from other sales and services increased by 406.8% from RMB173.9 million for the year ended December 31, 2020 to RMB881.3 million for the year ended December 31, 2021, primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, and the sales of automotive regulatory credits.

COST OF SALES

Cost of sales increased by 168.7% from RMB7.91 billion for the year ended December 31, 2020 to RMB21.25 billion for the year ended December 31, 2021, in line with revenue growth, which was mainly driven by the increase in vehicle deliveries in 2021.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, gross profit increased by 271.9% from RMB1.55 billion for the year ended December 31, 2020 to RMB5.76 billion for the year ended December 31, 2021. The increase in gross margin from 16.4% for the year ended December 31, 2020 to 21.3% for the year ended December 31, 2021 was mainly driven by the increase of vehicle margin over previous year.

Vehicle margin increased from 16.4% for the year ended December 31, 2020 to 20.6% for the year ended December 31, 2021 primarily driven by improved cost control in supply chain management and higher average selling price attributable to the increase of vehicle deliveries in 2021, with the launch of the 2021 Li ONE in May 2021.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by 198.8% from RMB1.10 billion for the year ended December 31, 2020 to RMB3.29 billion for the year ended December 31, 2021, primarily attributable to increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new products developments.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by 212.1% from RMB1.12 billion for the year ended December 31, 2020 to RMB3.49 billion for the year ended December 31, 2021, driven by increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of the Company's sales network.

LOSS FROM OPERATIONS

As a result of the foregoing, loss from operation increased by 52.0% from RMB669.3 million for the year ended December 31, 2020 to RMB1.02 billion for the year ended December 31, 2021.

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net increased by 190.5% from RMB254.9 million for the year ended December 31, 2020 to RMB740.4 million for the year ended December 31, 2021, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

MANAGEMENT DISCUSSION AND ANALYSIS

CHANGE IN FAIR VALUE OF WARRANTS AND DERIVATIVE LIABILITIES

We recorded RMB272.3 million fair value gain of warrants and derivative liabilities for the year ended December 31, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

NET LOSS

As a result of the foregoing, net loss increased by 112.0% from RMB151.7 million for the year ended December 31, 2020 to RMB321.5 million for the year ended December 31, 2021.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

As of December 31, 2021, cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 67.9% from RMB29.87 billion as of December 31, 2020, to RMB50.16 billion. The increase is primarily attributable to the offering of US$862.5 million convertible senior notes due 2028 in April 2021 and the net proceeds of HK$13.27 billion from the initial public offering in Hong Kong in August 2021.

SIGNIFICANT INVESTMENTS

The Company did not make or hold any significant investments during the year ended December 31, 2021.

MATERIAL ACQUISITIONS AND DISPOSALS

In November 2021, the Company acquired from Changzhou Wunan New Energy Vehicle Investment Co., Ltd. 100% of the equity interest in Changzhou Chehejin Standard Factory Construction Co., Ltd. ("**Chehejin**"), which owns the land use rights and plants that previously had been leased to the Company for the current Changzhou manufacturing base. This transaction strengthens the Company's control of the Changzhou manufacturing base.

Save as disclosed above, during the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

PLEDGE OF ASSETS

As of December 31, 2021, we pledged a restricted deposit of RMB2.64 billion, compared with RMB1.23 billion as of December 31, 2020. We also had secured certain production equipment for borrowings as of December 31, 2021.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

As of December 31, 2021, the Group did not have detailed future plans for material investments or capital assets.

GEARING RATIO

As of December 31, 2021, the Company's gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 33.6% (as of December 31, 2020: 18.1%).

MANAGEMENT DISCUSSION AND ANALYSIS

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as of December 31, 2021.

CAPITAL COMMITMENT

For the year ended December 31, 2021, capital commitment of the Company was RMB2.92 billion (for the year ended December 31, 2020: RMB259.2 million), mainly on construction and purchase of production facilities, equipment and tooling.

EMPLOYEES AND REMUNERATION

As of December 31, 2021, the Company had a total of 11,901 employees. The following table sets forth the total number of employees by function:

Function	As of December 31, 2021
Research and Development	3,415
Production	1,880
Sales and Marketing	6,019
General and Administrative Support	587
Total	**11,901**

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and equity-based incentives, comprehensive training and development programs, and other fringe benefits and incentives.

The Company also has adopted a post-IPO share option scheme and a share award scheme.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2021.

DIRECTORS

The Directors who held office during the Reporting Period and up to the date of this annual report are:

Executive Directors ("EDs")
Mr. LI Xiang (李想) (re-designated as an ED on August 3, 2021, being the date of the Prospectus)
Mr. SHEN Yanan (沈亞楠) *(re-designated as an ED on August 3, 2021)*
Mr. LI Tie (李鐵) *(re-designated as an ED on August 3, 2021)*

Non-executive Directors ("NEDs")
Mr. WANG Xing (王興) *(re-designated as a NED on August 3, 2021)*
Mr. FAN Zheng (樊錚) *(re-designated as a NED on August 3, 2021)*

Independent non-executive Directors ("INEDs")
Mr. ZHAO Hongqiang (趙宏強) *(re-designated as an INED on August 12, 2021, the Listing Date)*
Mr. JIANG Zhenyu (姜震宇) *(appointed as an INED on August 12, 2021)*
Prof. XIAO Xing (肖星) *(appointed as an INED on August 12, 2021)*

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" on pages 30 to 33 of this annual report.

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands in April 2017 as an exempted limited liability company. The Company's Class A Shares were listed on the Main Board of the Stock Exchange on August 12, 2021.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are research and development, sales and after sales management, manufacturing of automobile and technology development and corporate management services. Analysis of the principal activities of the Group during the year ended December 31, 2021 is set out in Note 1 to the consolidated financial statements.

Substantially all of the Group's operating assets are located in the PRC and all of the Company's revenue and operating profits are derived from the PRC during the Reporting Period. Accordingly, no segment analysis based on geographical locations is provided.

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the "Business review" and "Management discussion and analysis" on pages 8 to 11 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year is set out in "Recent developments after the Reporting Period" in "Business review".

DIRECTORS' REPORT

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the year ended 2021 filed with the United States Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

•   The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the proposed changes to the law would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If the proposed provision is enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023;

•   our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations;

•   we have a limited operating history and face significant challenges as a new entrant into our industry;

•   our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving;

•   we currently depend on revenues generated from a single model of vehicles and in the foreseeable future from a limited number of models;

•   we are subject to risks associated with EREVs;

•   we had negative net cash flows from operations in the past and have not been profitable, which may continue in the future;

•   our vehicles may not perform in line with user expectations and may contain defects;

•   we may not be successful in the highly competitive China automotive market;

•   our research and development efforts may not yield the results as expected;

•   we could experience disruptions in supply of raw materials or components used in our vehicles from our suppliers, some of which are our single-source suppliers for the components they supply;

DIRECTORS' REPORT

- changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects;

- if the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

- changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations; and

- the PRC government's oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such will be set out in the environmental, social and governance report of the Company to be published (the "**Environmental, Social and Governance Report**").

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as disclosed in the Prospectus and as may be disclosed in the Environmental, Social and Governance Report to be published, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group.

CONNECTED TRANSACTIONS

During the year ended December 31, 2021, save as disclosed in this annual report, no related party transaction disclosed in Note 30 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Intellectual property licensing and provision of related technical support services

On June 3, 2021, Beijing Sankuai Online Technology Co., Ltd. (北京三快在線科技有限公司) ("**Beijing Sankuai Online**") and Beijing CHJ (for itself and on behalf of its subsidiaries) entered into an agreement (the "**IP Licensing Agreement**") pursuant to which Beijing CHJ granted a non-exclusive license to Beijing Sankuai Online during the term of the License Agreement to use our intellectual properties and related information relating to a specific smart electric vehicle model (the "**Licensed IP**"; the said specific smart electric vehicle model, the "**SEV model**"), including to manufacture, use, sell and lease products produced from the Licensed IP and to further develop intellectual properties or products based on the Licensed IP; Beijing CHJ shall also provide related technical support services (such as review of whole-vehicle and in-car electronics system design plans) to Beijing Sankuai Online. The Licensed IP include intellectual properties such as the whole-vehicle design plan, molds and toolings and the design plans of vehicle parts and related information such as testing reports, functionality analyses and supplier information of certain vehicle parts, all in respect of the SEV model.

DIRECTORS' REPORT

Beijing Sankuai Online is an indirect wholly-owned subsidiary of Meituan, a substantial shareholder of our Company. Since the highest of the applicable percentage ratios calculated under Chapter 14A of the Listing Rules will be 0.1% or more but less than 5%, pursuant to Rule 14A.76(2) of the Listing Rules, the transactions contemplated under the IP Licensing Agreement will be exempt from the circular (including the opinion and recommendation from an independent financial advisor) and the independent shareholders' approval requirements, but are subject to the announcement requirements under Rule 14A.35 of the Listing Rules and the annual reporting requirements under Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules. The Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the announcement requirements under the Listing Rules subject to the condition that, apart from the announcement requirement for which waiver has been sought, the Company will comply with the relevant requirements under Chapter 14A of the Listing Rules.

Further details of the transactions are set out in the Company's prospectus dated August 3, 2021.

During the year ended December 31, 2021, no transaction was carried out under the IP Licensing Agreement.

Contractual Arrangements

Background to the Contractual Arrangements
During the Reporting Period, we conducted our vehicle manufacturing businesses, value-added telecommunication services, on-ground mobile surveying, radio and television production and operation and operation of commercial internet culture activities (the "**Relevant Businesses**") through our Consolidated Affiliated Entities in the PRC as PRC Laws, or their implementation by relevant government authorities, generally prohibit or restrict foreign ownership in the Relevant Businesses. In order to comply with such laws, while availing ourselves of international capital markets and maintaining effective control over all of our operations, we control our Consolidated Affiliated Entities through the Contractual Arrangements entered into in April 2021. Hence, during the Reporting Period we did not directly own any equity interest in our Consolidated Affiliated Entities. Pursuant to the Contractual Arrangements, we have effective control over the financial and operational policies of our Consolidated Affiliated Entities and are entitled to all the economic benefits derived from the Consolidated Affiliated Entities' operations. During the Reporting Period, the revenue contribution of the Consolidated Affiliated Entities accounted for 23.3% of our Group's total revenue (2020: 84.6%).

The Consolidated Affiliated Entities that were subject to the foreign ownership restrictions during the Reporting Period are described herein and as set out in the Prospectus.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks
We believe the following risks are associated with the Contractual Arrangements. Further details of these risks are set out on pages 88 to 94 of the Prospectus.

- If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

- We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

- Our ability to enforce the equity pledge agreements between us and our VIEs' shareholders may be subject to limitations based on PRC laws and regulations.

DIRECTORS' REPORT

- If we exercise the option to acquire equity ownership and assets of our VIE, the ownership transfer may subject us to certain limitations and substantial costs.

- The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

- Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if either of our VIEs goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

PRC laws and regulations
NEV manufacturing qualification regime in the PRC
To establish a new pure electric passenger vehicle enterprise in the PRC, the applicant would need to meet the following conditions:

(a) complete the filing regarding the investment project of new pure electric passenger vehicle production enterprises with the NDRC at provincial level in accordance with the Provisions on Administration of Investment in Automotive Industry (《汽車產業投資管理規定》) (the "**Investment Provisions**") promulgated by the NDRC on December 10, 2018 and effective on January 10, 2019; and

(b) obtain the access qualification as a NEV manufacturer under the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products (《新能源汽車生產企業及產品准入管理規定》) (the "**NEV Manufacturing Provisions**") and other related PRC laws and regulations, which is under the supervision of the MIIT.

Access qualification regarding the investment project
According to the Investment Provisions, if a manufacturer intends to undertake a new pure electric passenger vehicle investment project, it would need to complete the filing at the provincial NDRC where the investment project is located, subject to certain conditions set out in the Investment Provisions. Such qualification conditions include a range of requirements in respect of the province where the investment project is located, the newly-built pure electric vehicle enterprise, and the shareholders of the newly-built pure electric vehicle enterprise. The key requirements are as summarised below:

(a) Requirements for the province in which the investment project is located: The Investment Provisions require that (i) the utilization rate of automobile production capacity in the province in the last two years was higher than the national industry average of the same product category; and (ii) the existing investment projects of newly-built independent pure electric vehicle enterprises of the same product category have been completed and the annual output has reached the construction scale.

DIRECTORS' REPORT

(b)   Requirements on the shareholders of the newly-built pure electric passenger vehicle production enterprise: The Investment Provisions require the said shareholders to have strong control over key components and possess intellectual property rights and production capabilities for key components such as vehicle control systems, drive motors, and vehicle power batteries, and also set out a range of specific qualitative and quantitative requirements in respect of the main shareholders.

(c)   Requirements on the size of the investment project: The production capacity for pure electric passenger vehicles should be no less than 100,000, and for pure electric commercial vehicles should be no less than 5,000.

(d)   Requirements on the newly built pure electric passenger vehicle production enterprise: The Investment Provisions set out a range of specific qualitative and quantitative requirements in terms of research and development capabilities, possession of key intellectual property rights of the core technology of pure electric vehicles and after-sales services and warranty.

According to the Notice of the Provincial Development and Reform Commission on Effectively Strengthening the Supervision and Management and Risk Prevention and Control of Investment Projects in the Automobile Industry (《省發改委關於切實加強汽車產業投資項目監督管理和風險防控的通知》) issued by the NDRC at Jiangsu provincial level on February 9, 2021, Jiangsu Province does not meet the requirements set out in the Investment Provisions. Therefore, it would be impractical for our Company to complete the filing for the investment projects of new pure electric passenger vehicle production enterprises in Jiangsu Province (where our main production facilities are located). In light of this, we do not have immediate plan to apply for such access qualification in Jiangsu Province and have not yet established the production capabilities for the key components required under (b) above. However, should we decide to construct such production capabilities, we would be able to meet the requirement within approximately 12 months. We otherwise meet all other requirements discussed in (c) to (d) above.

Access qualification as a NEV manufacturer

The access standards are mainly specified in the NEV Manufacturing Provisions, including but not limited to:

(a)   The applicant is (i) a road motor vehicle manufacturing enterprise that has obtained the road motor vehicle production enterprise access, or (ii) a new vehicle manufacturing enterprise that has completed the investment project procedures in accordance with the relevant national investment management regulations.

(b)   The applicant has the production capacity, product production consistency guarantee capacity, after-sales service and product safety guarantee capacity that are necessary for manufacturing new energy vehicles and meets the relevant requirements set out in the New Energy Vehicle Manufacturers Access Review Requirements (《新能源汽車生產企業准入審查要求》).

(c)   The applicant complies with the access administration rules in connection with conventional car manufacturers of same product category.

The Company manufactures its vehicles in the PRC in-house through Chongqing Lixiang. Chongqing Lixiang is listed in the catalogue of Motor Vehicle Manufacturers and Products (Batch #326) issued by the MIIT on December 6, 2019 and is therefore qualified to manufacture NEVs in the manner described in (a)(i) above.

DIRECTORS' REPORT

NEV manufacturing enterprises under the regime discussed under (a)(ii) above are not subject to any foreign ownership restrictions under the PRC laws. However, as discussed above, it would be impractical for us to complete the filing for the investment projects of new pure electric passenger vehicle production enterprises in Jiangsu Province. We otherwise meet all other requirements discussed in (b) and (c) above.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly promulgated the Special Administrative Measures for Market Access of Foreign Investment (2021) (the "**2021 Negative List**"), which became effective on January 1, 2022 and replaced the 2020 Negative List. The 2021 Negative List lifted the limits on foreign ownership of automakers for internal combustion engine passenger vehicles.

Qualification requirements under the FITE Regulations
On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008 and February 6, 2016. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must satisfy the Qualification Requirements (as defined in the Prospectus). As of the date of this annual report, none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. According to our consultation with the information and communication department of MIIT in February 2021, the MIIT confirmed that there are no detailed rules and standards for the Qualification Requirements and the MIIT will decide whether an applicant meets the Qualification Requirements on a case-by-case basis and there will be significant uncertainty for the relevant entities to obtain or maintain the license for operating value-added telecommunications services if such entities are held directly or indirectly by foreign shareholders that do not have any substantial operation or business.

Notwithstanding the above, we have adopted a specific plan and expended genuine efforts and financial resources towards meeting the Qualification Requirements. We have implemented a business plan with a view to gradually building up a track record of overseas telecom business operations for the purposes of being qualified, as early as possible, to acquire the maximum equity interests in the Consolidated Affiliated Entity that hold the license for operating value-added telecommunications services as allowed by PRC laws when the relevant PRC laws allow foreign investors to invest and to hold a majority interest in the value-added telecom enterprises in the PRC. We believe that such business plan represents our commitment and a meaningful endeavour to demonstrate compliance with the Qualification Requirements. Our Company is in the process of expanding its overseas value-added telecom business through its offshore subsidiaries. In particular, as of the date of this annual report, we have taken the following steps to meet the Qualification Requirements:

- our Company has, through its subsidiaries, registered and submitted for registration a number of trademarks in various jurisdictions, including Hong Kong, the United States, the United Kingdom, European Union, Norway and so on; and

DIRECTORS' REPORT

- we are in the process of preparing registration of further trademarks in Hong Kong, the United States, the United Kingdom, European Union and Norway.

We had expended RMB860 thousand in connection with our aforementioned business plan as of August 31, 2021. In our consultation with the MIIT, the MIIT officer confirmed that steps such as those taken by us described above would be helpful to fulfill the Qualification Requirements. Accordingly, subject to the discretion of the competent authority on whether we have fulfilled the Qualification Requirements, our PRC Legal Advisor takes the view that the above steps taken by us are reasonable and appropriate in relation to the Qualification Requirements as we will be able to gain experience in providing value-added telecom services in overseas markets.

On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the FITE Regulations. The amendments include, among others, removing the Qualification Requirements for foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business as set out in the FITE Regulations. The amended FITE Regulations will take effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the amended FITE Regulations. It also remains uncertain whether the PRC government authorities will impose additional requirements for foreign investors that invest in a company providing value-added telecommunication services in China in practice.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess whether we meet the requirements imposed by PRC government authorities, if applicable, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permission under the PRC laws. We will closely monitor and assess any development in the implementation of newly amended FITE Regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

Apart from the above, there were no other new Contractual Arrangements entered into, renewed or reproduced during the financial year ended December 31, 2021. Save as disclosed above or in the Prospectus, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2021.

For the year ended December 31, 2021, none of the Contractual Arrangements had been terminated as none of the restrictions that led to the adoption of the contracts under the Contractual Arrangements has been removed.

The total revenue and net assets derived from the Consolidated Affiliated Entities that are subject to the Contractual Arrangements is approximately RMB28.6 billion and RMB3.6 billion for the year ended December 31, 2021 and approximately RMB16.5 billion and RMB487.5 million as of December 31, 2020, respectively.

DIRECTORS' REPORT

SUMMARY OF THE MATERIAL TERMS OF THE CONTRACTUAL ARRANGEMENTS

Exclusive Consultation and Service Agreements

Under the exclusive consultation and service agreements dated April 21, 2021 between our VIEs and the WFOE (the "**Exclusive Consultation and Service Agreements**"), in exchange for a service fee, payable quarterly, our VIEs agreed to engage the WFOE as its exclusive provider of certain consulting and technical services, including but not limited to software technology development, technology consulting, and technical services required by our VIEs' business. Under the Exclusive Consultation and Service Agreements, the service fee shall consist of 100% of the total consolidated profit of our VIEs, after the deduction of any accumulated deficit of the Consolidated Affiliated Entities in respect of the preceding financial year(s), operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOE may adjust the amount of the services fee according to the services provided by our VIEs, our VIEs' operational conditions and development needs. The WFOE shall calculate the service fee on a quarterly basis and issue a corresponding invoice to our VIEs. Our VIEs must make the payment to the WFOE within ten business days of receiving such invoice.

In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Consultation and Service Agreements, with respect to the services subject to the Exclusive Consultation and Service Agreements and other matters, our VIEs shall not accept the same or any similar services provided by any third party. In addition, without the prior consent of the WFOE, our VIEs shall not enter into any business cooperation with any third party, and the WFOE shall have the right of first refusal in respect of such business cooperation with our VIEs under the same terms.

The Exclusive Consultation and Service Agreements also provide that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by our VIEs during the performance of the Exclusive Consultation and Service Agreements.

The Exclusive Consultation and Service Agreements shall remain effective for a period of ten years unless otherwise terminated by the WFOE. Upon request by the WFOE, the term of the Exclusive Consultation and Service Agreements can be renewed prior to their expiration. The Exclusive Consultation and Service Agreements may also be terminated upon mutual agreement by the WFOE and our VIEs.

Equity Option Agreements

Under the equity option agreements dated April 21, 2021 among our VIEs, the WFOE and the Registered Shareholders (the "**Equity Option Agreements**"), the WFOE has the rights to require the Registered Shareholders to transfer any or all their equity interests in our VIEs to the WFOE and/or a third party designated by it, in whole or in part at any time and from time to time, at the lower of the amount of the Registered Shareholders' respective paid-in capital in our VIEs and the lowest price permitted under applicable PRC laws at the time. For full details regarding covenants between the WFOE and the Registered Shareholders, please refer to the section headed "Contractual Arrangements" in the prospectus.

The Registered Shareholders have also undertaken that, subject to the relevant laws and regulations, they will return to the WFOE any consideration they receive in the event that the WFOE exercises the options under the Equity Option Agreements to acquire the equity interests in our VIEs.

The Equity Option Agreements will remain effective for 10 years and can be renewed upon request by the WFOE.

DIRECTORS' REPORT

Equity Pledge Agreements

Under the equity pledge agreements dated April 21, 2021 entered into between the WFOE, the Registered Shareholders and our VIEs (the "**Equity Pledge Agreements**"), the Registered Shareholders agreed to pledge all their respective equity interests in our VIEs that they own, including any interest or dividend paid for the shares, to the WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

The pledge in respect of our VIEs takes effect upon the completion of registration with the relevant administration for market regulation and shall remain valid until after all the contractual obligations of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), the WFOE shall have the right to require our VIEs' shareholders (i.e. the Registered Shareholders) to immediately pay any amount payable by our VIEs under the Exclusive Consultation and Service Agreements, repay any loans and pay any other due payments, and the WFOE shall have the right to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The equity pledge in connection with our VIEs has been registered with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Powers of Attorney

The Registered Shareholders have executed powers of attorney dated April 21, 2021 (the "Powers of Attorney"). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed the WFOE and their designated persons (including but not limited to Directors and their successors and liquidators replacing the Directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact's prior written consent, any and all right that they have in respect of their equity interests in our VIEs, including, among others:

(i)   to convene and attend shareholders' meetings of our VIEs;

(ii)   to file documents with the relevant companies registry;

(iii)   to exercise all shareholder's rights and shareholder's voting rights in accordance with law and the constitutional documents of our VIEs, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in our VIEs;

(iv)   to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(v)   to nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of our VIEs.

DIRECTORS' REPORT

The Powers of Attorney will remain in force for 10 years. Upon request by the WFOE, each Registered Shareholder shall extend the term of the Power of Attorney prior to its expiration.

Business Operation Agreement

In additional to the above, the Registered Shareholders of Xindian Information, Xindian Information and the WFOE entered into a business operation agreement on April 21, 2021 (the "**Business Operation Agreement**"), pursuant to which Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of the WFOE. Xindian Information and its Registered Shareholders further agreed to accept and strictly follow the WFOE's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by the WFOE. The Registered Shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to the WFOE. Unless the WFOE terminates this agreement in advance, the Business Operation Agreement will remain effective for 10 years and can be renewed upon request by the WFOE prior to its expiration. Xindian Information and its Registered Shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each Registered Shareholder of Xindian Information has executed a power of attorney described above to irrevocably authorize the WFOE to act as his or her attorney – in-fact to exercise all of his or her rights as a shareholder of Xindian Information.

Listing Rules implications and waivers

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entities will be treated as our Company's wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company's "connected persons."

The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Our Directors also believe that our structure, whereby the financial results of our Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company's wholly-owned subsidiaries, and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by our Consolidated Affiliated Entities and any member of our Group from time to time (including Consolidated Affiliated Entities) (the "**New Intergroup Agreements**") technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders' approval requirements.

DIRECTORS' REPORT

If the Contractual Arrangements is altered or if the Company enters into any new agreements with any connected persons in the future (otherwise than pursuant to the renewal and reproduction waiver in relation to the Contractual Arrangements), the Company must fully comply with the relevant requirements under Chapter 14A of the Rules unless it applies for and obtains a separate waiver from the Stock Exchange.

Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that:

(i)   the transactions carried out during the year have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii)   no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year;

(iii)   no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the year other than the ones disclosed above;

(iv)   the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v)   the Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi)   the Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Reporting from the Company's independent auditor

The Company's auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued his unmodified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group on pages 14 to 23 of this annual report in accordance with Main Board Listing Rule 14A.56. A copy of the auditor's letter has been provided by the Company to The Stock Exchange of Hong Kong Limited.

The Auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i)   nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii)   for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)   nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv)   nothing has come to the Auditor's attention that causes the Auditor to believe that such continuing connected transactions have exceeded the annual caps as set by the Company.

DIRECTORS' REPORT

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Li. As of December 31, 2021, assuming (i) none of the Performance Conditions (as defined in the Prospectus) is met and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares, (ii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iii) without taking into account the voting rights attached to the 27,595,584 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li beneficially owns and controls, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per share), representing (a) approximately 22.48% of our issued Shares; (b) approximately 69.60% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters and (c) approximately 18.64% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As of December 31, 2021, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 20.81% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

DIRECTORS' REPORT

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the year ended December 31, 2021, our customers primarily include individual vehicle purchasers. We have a broad base of customers, and we do not believe that we have customer concentration risks. Our top five customers accounted for 1%, 1% and 0.1% of our total revenues for each of the years ended December 31, 2019, 2020 and 2021, respectively. Our top five suppliers accounted for 16%, 32% and 30% of our purchases for each of the years ended December 31, 2019, 2020, and 2021, respectively.

None of the Directors, their respective close associates, or any Shareholder (which to the knowledge of the Directors own more than 5% of the number of issued shares of the Company) had any interest in any of our five largest customers or suppliers during the year ended December 31, 2021.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2021 are set out in Note 9 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the year ended December 31, 2021 are set out in Note 23 to the consolidated financial statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this annual report, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the year ended December 31, 2021, the Group made charitable donations of RMB11.1 million.

DIRECTORS' REPORT

DEBENTURE ISSUED

In April 2021, we issued the US$862.5 million in aggregate principal amount of 0.25% convertible senior notes due 2028, or the 2028 Notes, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on business day immediately preceding November 1, 2027 based on an initial conversion rate of 35.2818 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2028 Notes bear interest at a rate of 0.25% per year, payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. Holders of the 2028 Notes may require the Company to repurchase all or part of their notes for cash on May 1, 2024 and on May 1, 2026, in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. Assuming full conversion of the 2028 Notes at the initial conversion rate of 35.2818 ADSs per US$1,000 principal amount, the 2028 Notes will be convertible into 30,430,552 ADSs, representing 60,861,104 Class A Ordinary Shares. For illustrative purposes only, 60,861,104 Class A Ordinary Shares represent approximately 2.86% of the total issued share capital (as if enlarged by the issue of such shares) of our Company as of the Latest Practicable Date. Other than optional redemption for changes in the tax laws, the 2028 Notes may not be redeemed by us at our option prior to maturity. For further details of the 2028 Notes, please see the section headed "History, Reorganization and Corporate Structure – Convertible Notes" in the Prospectus.

After performing sufficient due diligence work that the Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the date of this report, there has been no material adverse change in our financial or trading position or prospects since December 31, 2021, being the end date of the periods reported on in the consolidated financial statements included in this annual report, and there is no event since December 31, 2021 that would materially affect the information as set out in the consolidated financial statements in this annual report.

EQUITY-LINKED AGREEMENTS

Save as disclosed in the section headed "Share Schemes" in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2021.

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the year ended December 31, 2021.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2021.

The Company has also taken out liability insurance to provide additional coverage for the Directors.

DIRECTORS' REPORT

RESERVES

Details of movements in the reserves of the Group and the Company during the year ended December 31, 2021 are set out in the consolidated statement of changes in equity on page 64 and in Note 32 to the consolidated financial statements, respectively. The Company did not have any distributable reserve as of December 31, 2021.

LOANS AND BORROWINGS

The Group had 6.0 billion in outstanding loans, overdrafts and borrowings from banks and other financial institutions as of December 31, 2021 (2020: 511.6 million).

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors has entered into an employment agreement with our Company on July 27, 2021. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than three months prior written notice.

Each of the non-executive Directors has entered into an appointment letter with our Company on July 27, 2021. The initial term for their appointment letters shall commence from the date of their appointments and shall continue for three years from July 27, 2021 or from the date of the Prospectus of the Company (that is August 3, 2021) until the third annual general meeting of the Company since the Listing Date, whichever is sooner, (subject always to re-election as and when required under the Articles of Association) until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months prior notice in writing.

Each of the independent non-executive Directors has entered into an appointment letter with our Company on July 27, 2021. The initial term for their appointment letters shall be three years from the date of the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner, (subject always to re-election as and when required under the Articles of Association) until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months' prior notice in writing.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of our Group other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the section "Connected Transactions" of this Directors' report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2021.

DIRECTORS' REPORT

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the compensation Committee.

The Directors and the senior management personnel are eligible participants of 2019 Plan and 2020 Plan, details of which are set out in this annual report and Note 26 to the consolidated financial statements.

Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Note 34 and Note 35 to the consolidated financial statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as set out in "Connected Transactions" above and the Underwriting Agreements (as defined in the Prospectus), no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2021.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2021.

AUDITOR

The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the year ended December 31, 2021 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

DIRECTORS' REPORT

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Save for the interests of the Controlling Shareholders in the Group, during the Reporting Period, neither the Controlling Shareholders nor any of the Directors had any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with the Group's business, which would require disclosure under Rule 8.10 of the Listing Rules.

By order of the Board
Mr. LI Xiang
Chairman

Beijing, China
April 19, 2022

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. LI Xiang (李想) aged 40, is the Founder, an executive Director, the Chief Executive Officer and the Chairman of the Board of the Company.

Mr. Li has over 20 years of founding and managing internet technology companies in China, including over 15 years of experience focusing on the automotive industry. Mr. Li is the founder of Autohome Inc., (NYSE: ATHM; HKEX stock code: 2518) ("**Autohome**"), and served as its president from 1999 to June 2015. Autohome is the leading online destination for automobile consumers in China. At Autohome, Mr. Li was primarily responsible for its overall strategy, content creation and product development. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (北京四維圖新科技股份有限公司) (Shenzhen Stock Exchange stock code: 002405) from May 2017 to August 2021, and is also on the board of directors of several private companies.

Mr. SHEN Yanan (沈亞楠), aged 44, is an executive Director and has served as our President since November 2015.

Prior to joining our Group, Mr. Shen held various positions with Lenovo with his most recent position as vice president in charge of global supply chain operations at Lenovo from October 2014.

Mr. Shen received a bachelor's degree in industrial foreign trade from Shanghai Jiao Tong University in July 1999 and a master's degree in logistics and supply chain management from University of Edinburgh in December 2000. Mr. Shen obtained his EMBA degree from China Europe International Business School in October 2013.

Mr. LI Tie (李鐵), aged 44, is an executive Director and has served as our Chief Financial Officer since July 2016.

Prior to joining our Group, Mr. Li worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li has served as the Independent non-executive Director of Gushengtang Holdings Limited (固生堂) since 2021.

Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor's degree in accounting and master's degree in management from Tsinghua University in July 1999 and June 2002 respectively.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTORS

Mr. WANG Xing (王興), aged 43, is a non-executive Director of the Company. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for goods and services in China which was listed on the Main Board of the Stock Exchange in September 2018. Mr. Wang is responsible for the overall strategic planning, business direction and management of Meituan. He also holds directorship in various subsidiaries of Meituan. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China's first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009.

Mr. Wang received his bachelor's degree in electronic engineering from Tsinghua University in July 2001 and his master's degree in electrical engineering from University of Delaware in January 2005.

Mr. FAN Zheng (樊錚), aged 43, is a non-executive Director (under the Hong Kong Listing Rules) of the Company and has served as our independent director (under applicable U.S. regulations) since October 2020. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome from June 1999 to October 2016.

Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. ZHAO Hongqiang (趙宏強), aged 45, has served as an independent director of our Company since July 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Zhao serves as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608) ("**BaiRong**"), a leading big-data application platform in financial sector in China, since June 2018. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the Public Company Accounting Oversight Board, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being Manager Audit. Mr. Zhao accumulated corporate governance knowledge and experience through his aforementioned positions and directorships at BaiRong, NetEase Lede Technology Co., Ltd. Beijing Branch and the Public Company Accounting Oversight Board of the SEC.

Mr. Zhao received a bachelor's degree in accounting from Tsinghua University in July 1999 and a master's degree in accountancy from the George Washington University in May 2001.

DIRECTORS AND SENIOR MANAGEMENT

Mr. JIANG Zhenyu (姜震宇), aged 48, was appointed as an independent non-executive Director with effect from the Listing Date.

Mr. Jiang has more than 12 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. At Dida Inc, Mr. Jiang is primarily responsible for finance, investments and capital market activities and corporate governance related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc, Cheetah Mobile Inc. and 9F Inc.

Mr. Jiang graduated from Tsinghua University with a bachelor's degree and a master's degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master's degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Prof. XIAO Xing (肖星), aged 51, was appointed as an independent non-executive Director with effect from the Listing Date.

Prof. Xiao is a Professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao's main research areas are corporate governance, financial management, financial statement analysis and financial accounting.

Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019; an independent director of Huaxi Biological Co., Ltd., (Shanghai Stock Exchange stock code: 688363) since March 2019; and an independent non-executive director of Agricultural Bank of China Co., Ltd. (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to July 2021; independent director of Goertek Inc. (Shenzhen Stock Exchange stock code: 002241) from September 2013 to November 2019; an independent director of Huayu Software Co., Ltd. (Shenzhen Stock Exchange stock code: 300271) from June 2019 to March 2020; and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao accumulated corporate governance knowledge and experience through her academic research and the foregoing directorships.

Prof. Xiao received a bachelor's degree in mechanical engineering and a second bachelor's degree in business management from Tsinghua University in July 1994 and a master's degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Our senior management team comprises of Mr. LI Xiang, Mr. SHEN Yanan and Mr. LI Tie, who are each an executive Director of our Company, and Mr. Ma Donghui. See "－Executive directors" for biographies of Mr. LI Xiang, Mr. SHEN Yanan and Mr. LI Tie.

Mr. MA Donghui (馬東輝), aged 47, has served as our Chief Engineer since September 2015, in charge of the research and development of our Company. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked as senior project manager at IAT Automobile Technology Co., Ltd. from June 2010 to June 2011. Mr. Ma served at Jianshi International Automotive Design (Beijing) Co., Ltd. from December 2003 to May 2010 with his last position as director of department of vehicle body.

Mr. Ma received a bachelor's degree in power engineering from Wuhan University of Technology in 1999 and a master's degree in mechanical manufacturing and automation from Shanghai University in 2003.

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚), is our joint company secretary. Mr. Wang joined our Group in July 2020 as the director of capital markets. Prior to joining our Group, Mr. Wang was a founding partner of Winning Capital (盈嘉資本) from January 2018 to July 2020. At Winning Capital, he oversaw all departments and was responsible for the fund raising, investment, management and exit activities of the fund. From June 2012 and December 2017, Mr. Wang work at Noah China Holdings Group (諾亞中國控股集團) with his last position as the deputy general manager of the Shanghai wealth management center.

Mr. Wang received his master's degree in business administration in August 2010 from Northwood University.

Ms. LAU Yee Wa (劉綺華), is our joint company secretary. Ms. Lau is an Associate Director of Corporate Services of Tricor Services Limited ("**Tricor**"), Asia's leading business expansion specialist. Ms. Lau has over 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. Lau is currently the company secretary of five listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧家庭互動有限公司) (stock code: 2100), Meituan (美团) (stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (stock code: 1326), Jiayuan International Group Limited (佳源國際控股有限公司) (stock code: 2768) and Everest Medicines Limited (雲頂新耀有限公司) (stock code: 1952). Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Institute of Chartered Secretaries and The Chartered Governance Institute (formerly "The Institute of Chartered Secretaries and Administrators"). She obtained her bachelor's degree in administrative management from University of South Australia in April 2003.

CHANGES TO DIRECTORS' INFORMATION

Since the Listing Date up to the date of this annual report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES

Save and except for the interests of our Controlling Shareholders in our Company and its subsidiaries, during the year ended December 31, 2021, neither our Controlling Shareholders nor any of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2021.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

After the Listing to December 31, 2021, we have complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, save for the following.

Code provision A.2.1 (which has been re-numbered as code provision C.2.1 since January 1, 2022) of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairman and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were only listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code since the Listing Date up to the date of this report.

BOARD COMPOSITION

The Board currently comprises eight members consisting of three executive Directors, two non-executive Directors and three independent non-executive Directors.

CORPORATE GOVERNANCE

During the year ended December 31, 2021 and up to the date of this corporate governance report, the composition of the Board comprises the following Directors:

Executive Directors ("ED")
Mr. LI Xiang *(Chairman and chief executive officer, member of compensation committee)*
Mr. SHEN Yanan *(re-designated as an ED on August 3, 2021, being the date of the Prospectus)*
Mr. LI Tie *(re-designated as an ED on August 3, 2021)*

Non-executive Directors ("NEDs")
Mr. WANG Xing *(re-designated as a NED on August 3, 2021)*
Mr. FAN Zheng *(re-designated as a NED on August 3, 2021)*

Independent non-executive Directors ("INEDs")
Mr. ZHAO Hongqiang *(Chairman of audit committee and compensation committee, member of nominating and corporate governance committee) (re-designated as an INED on August 12, 2021, the Listing Date)*

Mr. JIANG Zhenyu *(Chairman of nominating and corporate governance committee, member of audit committee and compensation committee) (appointed as an INED on August 12, 2021)*

Prof. XIAO Xing *(member of audit committee and nominating and corporate governance committee) (appointed as an INED on August 12, 2021)*

The biographical information of the Directors is disclosed under "Directors and Senior Management" on pages 30 to 33 of this annual report.

There are no material/relevant relationships (including financial, business, family) between members of the Board.

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision A.1.1 (which has been re-numbered as code provision C.5.1 since January 1, 2022) of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meeting will involve active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the year ended December 31, 2021, the Board held six meetings. An extraordinary general meeting and five committee meetings were held. No annual general meeting was held during the Reporting Period. The forthcoming annual general meeting of the Company is expected to held no later than June 30, 2022.

CORPORATE GOVERNANCE

A summary of the attendance record of the Directors at Board meetings and committee meetings is set out in the following table below:

	Number of meeting(s) attended/Number of meeting(s) held				
Director	**Extraordinary general meeting**	**Board meeting**	**Audit committee**	**Compensation committee**	**Nominating and corporate governance committee**
LI Xiang	1/1	6/6	2/2^{Note (3)}	1/1^{Note (4)}	N/A⁽¹⁾
SHEN Yanan	1/1	6/6	2/2^{Note (3)}	N/A	N/A⁽¹⁾
LI Tie	1/1	6/6	N/A	N/A	N/A⁽¹⁾
WANG Xing	0/1	6/6	N/A	N/A	N/A⁽¹⁾
FAN Zheng	0/1	6/6	2/2	1/1^{Note (4)}	N/A⁽¹⁾
ZHAO Hongqiang	0/1	6/6	4/4	1/1	N/A⁽¹⁾
JIANG Zhenyu	0/1	3/3^{Note (2)}	2/2^{Note (3)}	N/A^{Note (4)}	N/A⁽¹⁾
XIAO Xing	0/1	3/3^{Note (2)}	2/2^{Note (3)}	N/A	N/A⁽¹⁾

Notes:

(1)   During the year ended December 31, 2021, there were one extraordinary general meeting, four meetings of the audit committee, one meeting of the compensation committee held, and no meeting of the nominating and corporate governance committee was held as the Class A Shares were only listed on August 12, 2021.

(2)   Following the appointment of Mr. JIANG Zhenyu and Prof. XIAO Xing, three board meetings were held.

(3)   Mr. LI Xiang and Mr. LI Tie ceased to be a member of the audit committee since the Listing Date. Mr. JIANG Zhenyu and Prof. XIAO Xing became a member of the audit committee since the Listing Date and two audit committee members were held after Listing.

(4)   One compensation committee meeting was held during the year ended December 31, 2021 (before the Listing Date). Mr. FAN Zheng ceased to be a member of the compensation committee since the Listing Date while Mr. JIANG Zhenyu was appointed as a member of the compensation committee on the Listing Date.

Following the Listing, in accordance with code provision A.2.7 of the Corporate Governance Code, apart from the regular Board meeting above, the chairman of the Board will hold annual meeting(s) with the independent non-executive Directors without the presence of other Directors.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

Following the Listing, the Board has at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

CORPORATE GOVERNANCE

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Code provision A.4.1 of the Corporate Governance Code stipulates that non-executive Directors shall be appointed for a specific term, subject to re-election, whereas code provision A.4.2 (which has been re-numbered as code provision B.2.2 since January 1, 2022) of the Corporate Governance Code states that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment and that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At each annual general meeting, one third of the Directors for the time being shall retire from office by rotation. However, if the number of Directors is not a multiple of three, then the number nearest to but not less than one third shall be the number of retiring Directors. The Directors to retire in each year shall be those who have been in office longest since their last re-election or appointment but, as between persons who became or were last re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Each of our executive Directors has entered into a service contract with our Company. The term of office of our executive Directors is three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is sooner).

Each of our non-executive Directors entered into an appointment letter with our Company. The term of office of our non-executive Directors is three years from July 27, 2021 or from the date of the Prospectus of the Company (that is August 3, 2021) until the third annual general meeting of our Company since the Listing Date (whichever is sooner).

Each of our independent non-executive Directors has entered into an appointment letter with our Company. The term of office of our independent non-executive Directors is three years from the Listing Date or until the third annual general meeting of our Company since the Listing Date (whichever is sooner).

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure include but is not limited to the functions described in code provisions C.1.2, C.1.6 and C.1.7 in Part 2 of Appendix 14 to the Listing Rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

CORPORATE GOVERNANCE

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. ZHAO Hongqiang, Prof. XIAO Xing, and Mr. JIANG Zhenyu, with Mr. ZHAO (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the consolidated financial statements of the Group for the Reporting Period, including the audited condensed consolidated annual results of the Group for the year ended December 31, 2021 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the consolidated financial statements of the Group have been audited by the independent auditor of the Company, PricewaterhouseCoopers.

Other Board Committees

In addition to the Audit Committee, the Company has also established a Compensation Committee and a Nominating and Corporate Governance Committee.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review the performance of our Directors and review and make recommendations to the Board with respect to director compensation and their service contracts, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. LI Xiang, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. ZHAO as the chairman of the Compensation Committee.

CORPORATE GOVERNANCE

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to review annually with the Board the structure, size and composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq Stock Market and the Hong Kong Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises of three independent non-executive Directors, namely Mr. ZHAO Hongqiang, Mr. JIANG Zhenyu and Prof. XIAO Xing. Mr. JIANG is the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will be required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee will be required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

As the Class A Ordinary Shares of the Company were only listed on the Stock Exchange on August 12, 2021, no meeting of the Nominating and Corporate Governance Committee was held during the Reporting Period. On January 27, 2022, the Nominating and Corporate Governance Committee held a meeting, and reviewed the following matters:

(a)   the training and continuous professional development of Directors and senior management;

(b)   the code of conduct applicable to employees and Directors;

(c)   the Company's compliance with the Corporate Governance Code and disclosure in this corporate governance report;

(d)   the Conflict of Interest Declaration Policy of the Company and any potential conflict of interest between the Company and the WVR beneficiary;

CORPORATE GOVERNANCE

(e)   all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on the one hand and any WVR beneficiary;

(f)   written confirmation provided by the WVR beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Listing Date to end of the Reporting Period;

(g)   effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35;

(h)   the Company's various policies and practices on corporate governance;

(i)   the Company's policies and practices on compliance with legal and regulatory requirements; and

(j)   the matters covered in Rule 8A.30 of the Listing Rules.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 and 8A.30(4)-(6) has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

BOARD DIVERSITY POLICY

Our Company adopted a board diversity policy on July 27, 2021 which sets out the approach to achieve diversity of the Board. Our Company recognises and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the Nominating and Corporate Governance Committee will consider a number of factors, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. Pursuant to the board diversity policy, the Nominating and Corporate Governance Committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for formal adoption.

As of the date of this annual report, the Company had a total of eight Directors. There is a diverse mix of educational background and professional experience. The Nominating and Corporate Governance Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

DIVIDEND POLICY

In accordance with code provision E.1.5 (which has been re-numbered as code provision F.1.1 since January 1, 2022) of the Corporate Governance Code, the Company adopted a dividend policy (the "**Dividend Policy**") on July 27, 2021, which outlines the principles and guidelines that the Company intends to apply in relation to the declaration, payment and distribution of dividends to the Shareholders.

The Company does not have a fixed dividend payout ratio. The Company currently intends to retain most, if not all, of the available funds and any future earnings to operate and expand its business.

CORPORATE GOVERNANCE

DIRECTOR NOMINATION POLICY

In accordance with paragraph L(d)(ii) (which has been re-located as paragraph J(a) since January 1, 2022) of the Corporate Governance Code, the Company adopted a nomination policy for nomination of directors (the "**Director Nomination Policy**") on February 25, 2022. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

According to the Director Nomination Policy:

(i)   the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii)   the Nominating and Corporate Governance Committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii)   in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nominating and Corporate Governance Committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the private education sector, commitment in respect of available time and relevant interest, independence of proposed independent non-executive Directors; and diversity in all aspects; and

(iv)   the Nominating and Corporate Governance Committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills.

During the year ended December 31, 2021, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Director	Attended training session	Reading materials
LI Xiang	✓	✓
SHEN Yanan	✓	✓
LI Tie	✓	✓
WANG Xing	✓	✓
FAN Zheng	✓	✓
ZHAO Hongqiang	✓	✓
JIANG Zhenyu	✓	✓
XIAO Xing	✓	✓

CORPORATE GOVERNANCE

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2021. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

The statement by the auditor of the Company, PricewaterhouseCoopers, about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 56 to 59 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the audit committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, assess and take measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis.

The audit committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management and internal control systems of the Company effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programmes and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

CORPORATE GOVERNANCE

JOINT COMPANY SECRETARIES

Ms. Lau Yee Wa and Mr. Wang Yang are the Company's joint company secretaries. Ms. Lau Yee Wa is an external secretarial service provider.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Mr. Wang Yang, a joint company secretary of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Lau, also a joint company secretary on the Company's corporate governance and secretarial and administrative matters.

During the Reporting Period, Mr. Wang Yang and Ms. Lau Yee Wa have taken the required number of hours of relevant professional trainings.

AUDITORS SCOPE OF WORK

The Company auditor's statement in respect of their reporting responsibilities is set out in the "Independent Auditor's Report" of this annual report.

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of audit and non-audit services provided by the auditor to the Company for the year ended December 31, 2021 is set out below:

Service category	Fees paid (RMB'000)
Audit services (including audit for the Company's IPO)	22,487
Non-audit services (internal control consulting and tax consulting)	3,565

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS BY SHAREHOLDERS

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 68 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, shares representing not less than one-tenth of the paid up capital of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The written requisition shall be deposited at the registered office of the Company, specifying the objects of the meeting and the resolutions to be added to the meeting agenda and signed by the requisitionists. If the Directors do not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists or any of them representing more than one-tenth of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 calendar days.

CORPORATE GOVERNANCE

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the Joint Company Secretaries:

Address: 11 Wenliang Street, Shunyi District, Beijing 101399, the PRC

Telephone: 010-87427209

Email: ir@lixiang.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At annual general meetings, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

The Board adopted a shareholders' communication policy on July 27, 2021, with reference to Corporate Governance Code.

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2021, the Company has adopted the latest Memorandum and Articles of Association pursuant to the resolutions of the Company's shareholders on November 16, 2021. Save for the aforementioned changes, there was no significant change in the memorandum and articles of association of the Company during the year ended December 31, 2021.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2021, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. LI Xiang[2]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares	6.35%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares	100.00%
Mr. SHEN Yanan	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	15,000,000 Class A Ordinary Shares[3]	0.88%
	Beneficial interest	15,000,000 Class A Ordinary Shares[4]	0.88%
Mr. LI Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[5]	0.84%
	Beneficial interest	10,000,000 Class A Ordinary Shares[6]	0.58%
Mr. Ma Donghui	Beneficial interest	9,000,000 Class A Ordinary Shares[7]	0.53%
Mr. WANG Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	131,883,776 Class A Ordinary Shares[8]	7.71%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[9]	15.10%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	1,379,310 Class A Ordinary Shares[10]	0.08%
Mr. FAN Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	86,978,960 Class A Ordinary Shares[11]	5.09%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 1,709,903,330 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as of December 31, 2021.

(2)   The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per share) are held by Amp Lee Ltd, a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(3)   This includes 15,000,000 Class A Ordinary Shares held by Da Gate Limited. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. SHEN Yanan (as the settlor) for the benefit of Mr. SHEN Yanan and his family. Mr. SHEN Yanan is deemed to be interested in the Class A Ordinary Shares held by Da Gate Limited.

(4)   Represents Mr. SHEN Yanan's entitlement to receive up to 17,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options. 2,000,000 Class A Ordinary Shares underlying the Options have been vested and sold during the year ended December 31, 2021.

(5)   This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(6)   Represents Mr. LI Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options.

(7)   Represents Mr. Ma Donghui's entitlement to receive up to 11,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options. 2,000,000 Class A Ordinary Shares underlying the Options have been vested and sold during the year ended December 31, 2021

(8)   This includes 131,883,776 Class A Ordinary Shares held by Zijin Global Inc. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc.

(9)   This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange (stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(10) Zijin Global Inc. holds 1,379,310 Class A Ordinary Shares represented by 689,655 ADSs as the beneficial owner.

(11) This includes 86,978,960 Class A Ordinary Shares held by Rainbow Six Limited, a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as of December 31, 2021, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2021, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	15.10%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	15.10%
Zijin Global Inc.[3]	Beneficial interest	133,263,086 (L)	7.79%
Mr. WANG Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	391,434,687 (L)	22.89%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.35%
Mr. LI Xiang[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 (L)	6.35%
Rainbow Six Limited[5]	Beneficial interest	86,978,960 (L)	5.09%
Mr. FAN Zheng[5]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	86,978,960 (L)	5.09%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1)   The calculation is based on the total number of 1,709,903,330 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares in issue as of December 31, 2021. The letter "L" stands for long position.

(2)   Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(3)   Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(4)   Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd.

(5)   Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor), our non-executive Director, for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as of December 31, 2021, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE INCENTIVE PLANS

1.   The 2019 Plan

The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participant. We may grant awards to employees, consultants and directors of our company.

Maximum number of Class A Ordinary Shares. The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. As of December 31, 2021, the Company has granted Awards in the form of options pursuant to the 2019 Plan representing a total of 56,144,000 underlying Class A Ordinary Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool).

Duration. Unless terminated earlier, the 2019 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Outstanding options granted. As of December 31, 2021, the number of underlying Shares pursuant to the outstanding options granted under the 2019 Plan amounted to 49,739,584 Class A Ordinary Shares, representing approximately 2.41% of the issued Shares as of the Latest Practicable Date. Of the 49,739,584 options, 40,216,784 have vested and 9,522,800 remain unvested as of December 31, 2021. As of December 31, 2021, we had conditionally granted options to 286 participants under the 2019 Plan. All the options under the 2019 Plan were granted between December 1, 2019 and January 1, 2021 (both days inclusive). The exercise price of all the options granted under the 2019 Plan is US$0.10 per Class A Ordinary Share.

As of December 31, 2021, no RSU or restricted share has been granted under the 2019 Plan.

OTHER INFORMATION

Details of movements of share options granted under the 2019 Plan during the Reporting Period are as follows:

						Number of share options		
Grantees	Dates of grant	Vesting period	Outstanding as of December 31, 2020	Granted during the year	Cancelled/ Lapsed during the year	Exercised during the year	Outstanding as of December 31, 2021	Exercise price (US$)
Yanan Shen	2019/12/01	5 years	15,000,000	0	0	2,000,000	**13,000,000**	0.10
Donghui Ma	2019/12/01	5 years	10,000,000	0	0	2,000,000	**8,000,000**	0.10
Tie Li	2019/12/01	5 years	10,000,000	0	0	0	**10,000,000**	0.10
283 grantees in aggregate	Between December 1, 2019 to January 1, 2021	1-5 years	21,914,000	80,000	850,000	2,404,416	**18,739,584**	0.10

2. **The 2020 Plan**

The principal terms of the 2020 Plan, as amended, are as described below.

Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible Persons. We may grant awards to directors, consultants, and employees of our company.

Maximum number of Class A Ordinary Shares. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to Awards granted in the form of options. As of December 31, 2021, the Company had granted Awards in the form of options and RSUs pursuant to the 2020 Plan representing a total of 34,320,686 underlying Class A Ordinary Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool). The Company did not issue any further Awards pursuant to the 2020 Plan between the Listing Date and December 31, 2021. As such, upon the Listing, the Company may grant further Awards representing a total of 130,461,539 Class A Ordinary Shares pursuant to the 2020 Plan, of which only up to 102,690,000 may be issued pursuant to Awards granted in the form of options.

Maximum entitlement of a grantee. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

OTHER INFORMATION

<u>Duration</u>. Unless terminated earlier, the 2020 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Outstanding options granted</u>. As of December 31, 2021, the number of underlying Shares pursuant to the outstanding options granted under the 2020 Plan amounted to 34,312,100 Class A Ordinary Shares, representing approximately 1.66% of the issued Shares as of the Latest Practicable Date. Of the 34,312,100 options, 10,800 had vested and 34,301,300 remained unvested as of December 31, 2021. As of December 31, 2021, we had conditionally granted options to 1,777 participants under the 2020 Plan. All the options under the 2020 Plan were granted on January 1, 2021 and July 1, 2021. The exercise price of all the options granted under the 2020 Plan is US$0.10 per share.

As of December 31, 2021, the number of underlying Shares pursuant to the outstanding RSUs granted under the 2020 Plan amounted to 8,586 Class A Ordinary Shares, representing approximately 0.00% of the issued Shares as of the Latest Practicable Date. Of the 8,586 RSUs, none have vested and 8,586 remain unvested as of December 31, 2021.

The RSUs were granted to one participant on July 1, 2021.

Details of movements of share options and RSUs granted under the 2020 Plan during the Reporting Period are as follows:

				Number of share options				
Grantees	Dates of grant	Vesting period	Outstanding as of December 31, 2020	Granted during the year	Cancelled/ Lapsed during the year	Exercised during the year	Outstanding as of December 31, 2021	Exercise price (US$)
Yanan Shen	2021/01/01	5 years	0	2,000,000	0	0	**2,000,000**	0.10
Donghui Ma	2021/01/01	5 years	0	1,000,000	0	0	**1,000,000**	0.10
1,775 grantees in aggregate	January 1, 2021 and July 1, 2021	1-5 years	0	34,534,900	3,222,800	0	**31,312,100**	0.10

		Number of award shares				
Grantees in aggregate	Date of grant	Held at December 31, 2020	Granted during the year	Exercised during the year	Lapsed during the year	Held at December 31, 2021
One grantee	July 1, 2021	–	8,586	–	–	**8,586**

OTHER INFORMATION

3.   **The 2021 Plan**

The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021. The 2021 Plan does not involve the grant of any share options after Listing and is not subject to the provisions of Chapter 17 of the Listing Rules.

Purpose. The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our company.

Maximum number of Class B Ordinary Shares. The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant.

Duration. Unless terminated earlier, the 2021 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

As of December 31, 2021, no restricted share has been granted under the 2021 Plan.

4.   **CEO Award**

The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions described below.

On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be held subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares will be converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For details please see the section headed "Directors and Senior Management – Grant of CEO Award" in the Prospectus.

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange since the Listing Date up to December 31, 2021.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Since the Listing Date up to December 31, 2021, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

The net proceeds received by the Company from the Global Offering were approximately HK$13.3 billion. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within 3 years.

As of December 31, 2021, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Utilized for the year ended December 31, 2021 (HK$ million)	Unutilized amount as of December 31, 2021 (HK$ million)
Fund the research and development of HPC BEV technologies, platforms, and future models, including to fund (a) the development of high C-rate battery, high-voltage platform, and ultra-fast charging technologies, (b) the development of our HPC BEV platforms, including Whale and Shark platforms, and (c) the development and launch of HPC BEV models planned for 2023	20%	2,653.5	–	2,653.5
Fund the research and development of intelligent vehicle and autonomous driving technologies, including to fund (a) the enhancement of intelligent vehicle systems, (b) the enhancement of the current Level 2 autonomous driving technology and the development of the Level 4 autonomous driving technology	15%	1,990.1	–	1,990.1
Fund the research and development of future EREV models, including to fund (a) the development of a next-generation EREV platform, and (b) the development and launch of a new EREV model planned for 2022 and two more planned for 2023	10%	1,326.8	–	1,326.8
Fund the expansion of production capacity	25%	3,316.9	–	3,316.9

OTHER INFORMATION

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Utilized for the year ended December 31, 2021 (HK$ million)	Unutilized amount as of December 31, 2021 (HK$ million)
Fund the expansion of retail stores and delivery and servicing centers	10%	1,326.8	160.7	1,166.1
Fund the roll-out of HPC network	5%	663.4	–	663.4
Fund marketing and promotion	5%	663.4	–	663.4
Working capital and other general corporate purposes to support our business operation and growth in the next 12 months	10%	1,326.8	–	1,326.8
Total	100%	13,267.6	160.7	13,106.9

DIVIDEND

The Company has not opted to pay any dividends for the year ended December 31, 2021.

DIFFERENCES BETWEEN U.S. GAAP AND IFRSS

The consolidated financial statements for the year ended December 31, 2021 is prepared by the Directors of the Company under U.S. GAAP, and the differences between U.S. GAAP and IFRSs has been disclosed in the Note 37 to such consolidated financial statements.

Qualification Requirements

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008 and February 6, 2016. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must satisfy the Qualification Requirements. As of the date of this annual report, none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. According to our consultation with the information and communication department of MIIT in February 2021, the MIIT confirmed that there are no detailed rules and standards for the Qualification Requirements and the MIIT will decide whether an applicant meets the Qualification Requirements on a case-by-case basis and there will be significant uncertainty for the relevant entities to obtain or maintain the license for operating value-added telecommunications services if such entities are held directly or indirectly by foreign shareholders that do not have any substantial operation or business.

OTHER INFORMATION

Notwithstanding the above, we have adopted a specific plan and expended genuine efforts and financial resources towards meeting the Qualification Requirements. We have implemented a business plan with a view to gradually building up a track record of overseas telecom business operations for the purposes of being qualified, as early as possible, to acquire the maximum equity interests in the Consolidated Affiliated Entity that hold the license for operating value-added telecommunications services as allowed by PRC laws when the relevant PRC laws allow foreign investors to invest and to hold a majority interest in the value-added telecom enterprises in the PRC. We believe that such business plan represents our commitment and a meaningful endeavour to demonstrate compliance with the Qualification Requirements. Our Company is in the process of expanding its overseas value-added telecom business through its offshore subsidiaries. In particular, as of the date of this annual report, we have taken the following steps to meet the Qualification Requirements:

- our Company has, through its subsidiaries, registered and submitted for registration a number of trademarks in various jurisdictions, including Hong Kong, the United States, the United Kingdom, European Union, Norway and so on; and

- we are in the process of preparing registration of further trademarks in Hong Kong, the United States, the United Kingdom, European Union and Norway.

We had expended RMB860 thousand in connection with our aforementioned business plan as of August 31, 2021. In our consultation with the MIIT, the MIIT officer confirmed that steps such as those taken by us described above would be helpful to fulfil the Qualification Requirements. Accordingly, subject to the discretion of the competent authority on whether we have fulfilled the Qualification Requirements, our PRC Legal Advisor takes the view that the above steps taken by us are reasonable and appropriate in relation to the Qualification Requirements as we will be able to gain experience in providing value-added telecom services in overseas markets.

As confirmed by our PRC Legal Advisor, as the information and communication development department of the MIIT is responsible for approving applications from foreign investors for the permits in connection with operation of internet information services, such department is the competent authority and the officer interviewed is of the appropriate ranking to provide the confirmation stated above. Our PRC Legal Advisor, the PRC legal advisor of the Joint Sponsors and the Company conducted a verbal consultation with an officer of the MIIT in July, 2021 who confirmed that, in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. The officer further confirmed that, if Beijing CLX becomes a foreign invested enterprise, it would be required to re-apply for an ICP License from the MIIT, and as advised by our Legal Advisor, in such case, the current ICP License obtained by Beijing CLX would be rescinded. As advised by our PRC Legal Advisor, the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities. The official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the date of this annual report, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

OTHER INFORMATION

On April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the FITE Regulations. The amendments include, among others, removing the Qualification Requirements for foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business as set out in the FITE Regulations. The amended FITE Regulations will take effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the amended FITE Regulations. It also remains uncertain whether the PRC government authorities will impose additional requirements for foreign investors that invest in a company providing value-added telecommunication services in China in practice.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess whether we meet the requirements imposed by PRC government authorities, if applicable, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permission under the PRC laws. We will closely monitor and assess any development in the implementation of newly amended FITE Regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

MATERIAL LITIGATION

Save as disclosed in this annual report, the Company was not involved in any material litigation or arbitration during the year ended December 31, 2021. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to December 31, 2021.

EVENTS AFTER DECEMBER 31, 2021

Save as disclosed in this annual report, there was no other significant events that might adversely affect the Group after December 31, 2021, and up to the date of this report.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2021 were approved and authorised for issue by the Board on April 15, 2022.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited
The consolidated financial statements of Li Auto Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 60 to 162, comprise:

- the consolidated balance sheets as at December 31, 2021;

- the consolidated statements of comprehensive loss for the year then ended;

- the consolidated statements of changes in shareholders' (deficit)/equity for the year then ended;

- the consolidated statements of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2021, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter identified in our audit is related to accrual of product warranties.

Key Audit Matter	How our audit addressed the Key Audit Matter
Accrual of product warranties	Our procedures in relation to the accrual of product warranties included:
Refer to note 2 (q) to the consolidated financial statements.	• We understood and evaluated the key internal controls and assessment process in relation to management's estimate of the product warranties;
For the year ended December 31, 2021, the Company accrued a provision for warranties of RMB631.5 million. As of December 31, 2021, the accrued warranty liability balance was RMB842.3 million.	• We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
A warranty reserve is accrued for the vehicles sold, by considering the expected unit cost for warranty service, which includes the Company's best estimate of the projected costs to repair or replace items under warranty. These estimates are based on the estimate of the nature, frequency and average costs of future claims.	• We evaluated the appropriateness of the model applied; • We evaluated the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under products warranties, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred;
We focused on this area since the accrual of product warranties is subject to high degree of estimation uncertainty. The inherent risks in relation to the accrual of product warranties are considered significant due to the complexity of models, subjectivity of significant assumptions used, and significant judgements involved in selecting data.	• We tested, on a sample basis, the completeness, accuracy and relevance of management's data by tracing to supporting documents such as supplier invoices, and that such data was appropriately used by management in the estimation of future claims; and • We tested the calculation of accrual of product warranties prepared by management.
	Based on the procedures performed, we found the key assumptions and judgements adopted by management in the estimation of accrual of product warranties were supported by available evidence.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

INDEPENDENT AUDITOR'S REPORT

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Yuen Kwok Sun.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, April 19, 2022

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31,		
		2020 RMB	2021 RMB	2021 US$ *Note 2(e)*
ASSETS				
Current assets:				
Cash and cash equivalents	2(f)	8,938,341	27,854,224	4,370,936
Restricted cash	2(f)	1,234,178	2,638,840	414,092
Time deposits and short-term investments		19,701,382	19,668,239	3,086,376
Trade receivable, net of allowance for credit losses of nil, and RMB467 as of December 31, 2020 and 2021, respectively	6	115,549	120,541	18,916
Inventories	7	1,048,004	1,617,890	253,882
Prepayments and other current assets, net of allowance for credit losses of nil, and RMB2,192 as of December 31, 2020 and 2021, respectively	8	353,655	480,680	75,429
Total current assets		31,391,109	52,380,414	8,219,631
Non-current assets:				
Long-term investments	13	162,853	156,306	24,528
Property, plant and equipment, net	9	2,478,687	4,498,269	705,877
Operating lease right-of-use assets, net	11	1,277,006	2,061,492	323,493
Intangible assets, net	10	683,281	751,460	117,920
Deferred tax assets	27	59,156	19,896	3,122
Other non-current assets, net of allowance for credit losses of nil, and RMB3,757 as of December 31, 2020 and 2021, respectively	12	321,184	1,981,076	310,872
Total non-current assets		4,982,167	9,468,499	1,485,812
Total assets		36,373,276	61,848,913	9,705,443
LIABILITIES				
Current liabilities:				
Short-term borrowings	14	–	37,042	5,813
Trade and notes payable	15	3,160,515	9,376,050	1,471,307
Amounts due to related parties	30	19,206	37,455	5,878
Deferred revenue, current	19	271,510	305,092	47,876
Operating lease liabilities, current	11	210,531	473,245	74,262
Accruals and other current liabilities	16	647,459	1,879,368	294,914
Total current liabilities		4,309,221	12,108,252	1,900,050
Non-current liabilities:				
Long-term borrowings	14	511,638	5,960,899	935,395
Deferred revenue, non-current	19	135,658	389,653	61,145
Operating lease liabilities, non-current	11	1,025,253	1,369,825	214,955
Finance lease liabilities, non-current	11	366,883	–	–
Deferred tax liabilities	27	36,309	153,723	24,122
Other non-current liabilities		184,717	802,259	125,891
Total non-current liabilities		2,260,458	8,676,359	1,361,508
Total liabilities		6,569,679	20,784,611	3,261,558
Commitments and contingencies	29			

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

| | | As of December 31, | | |
	Note	2020 RMB	**2021** **RMB**	**2021** **US$** *Note 2(e)*
SHAREHOLDERS' EQUITY				
Class A Ordinary Shares				
(US$0.0001 par value; 4,000,000,000 shares authorized, 1,453,476,230 shares issued and outstanding as of December 31, 2020; 4,500,000,000 shares authorized, 1,709,903,330 shares issued and 1,573,750,346 shares outstanding as of December 31, 2021)	23	1,010	**1,176**	**185**
Class B Ordinary Shares				
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2020 and 2021)	23	235	**235**	**37**
Treasury Shares	23	–	**(89)**	**(14)**
Additional paid-in capital		37,289,761	**49,390,486**	**7,750,445**
Accumulated other comprehensive loss		(1,005,184)	**(1,521,871)**	**(238,815)**
Accumulated deficit		(6,482,225)	**(6,805,635)**	**(1,067,953)**
Total shareholders' equity		29,803,597	**41,064,302**	**6,443,885**
Total liabilities and shareholders' equity		36,373,276	**61,848,913**	**9,705,443**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	2020 RMB	2021 RMB	2021 US$ Note 2(e)
			For the Year Ended December 31,	
Revenues:				
Vehicle sales		9,282,703	**26,128,469**	**4,100,127**
Other sales and services		173,906	**881,310**	**138,297**
Total revenues	18	9,456,609	**27,009,779**	**4,238,424**
Cost of sales:				
Vehicle sales		(7,763,628)	**(20,755,578)**	**(3,257,003)**
Other sales and services		(143,642)	**(492,747)**	**(77,323)**
Total cost of sales		(7,907,270)	**(21,248,325)**	**(3,334,326)**
Gross profit		1,549,339	**5,761,454**	**904,098**
Operating expenses:				
Research and development	20	(1,099,857)	**(3,286,389)**	**(515,706)**
Selling, general and administrative	21	(1,118,819)	**(3,492,385)**	**(548,031)**
Total operating expenses		(2,218,676)	**(6,778,774)**	**(1,063,737)**
Loss from operations		(669,337)	**(1,017,320)**	**(159,639)**
Other (expense)/income				
Interest expense		(66,916)	**(63,244)**	**(9,924)**
Interest income and investment income, net		254,916	**740,432**	**116,190**
Changes in fair value of warrants and derivative liabilities		272,327	**–**	**–**
Others, net		20,133	**187,320**	**29,395**
Loss before income tax expense		(188,877)	**(152,812)**	**(23,978)**
Income tax benefit/(expense)	27	22,847	**(168,643)**	**(26,464)**
Net loss from continuing operations		(166,030)	**(321,455)**	**(50,442)**
Net income from discontinued operations, net of tax	22	14,373	**–**	**–**
Net loss		(151,657)	**(321,455)**	**(50,442)**
Accretion on convertible redeemable preferred shares to redemption value		(651,190)	**–**	**–**
Effect of exchange rate changes on convertible redeemable preferred shares		10,862	**–**	**–**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,		
	Note	2020 RMB	**2021 RMB**	**2021 US$** *Note 2(e)*
Net loss attributable to ordinary shareholders of Li Auto Inc.		(791,985)	**(321,455)**	**(50,442)**
Including: Net loss from continuing operations attributable to ordinary shareholders		(806,358)	**(321,455)**	**(50,442)**
Net income from discontinued operations attributable to ordinary shareholders		14,373	**–**	**–**
Weighted average number of ordinary shares used in computing net loss per share				
Basic and diluted	25	870,003,278	**1,853,320,448**	**1,853,320,448**
Net (loss)/income per share attributable to ordinary shareholders				
Basic and diluted				
Continuing operations	25	(0.93)	**(0.17)**	**(0.03)**
Discontinued operations	25	0.02	**–**	**–**
Net loss per share	*25*	(0.91)	**(0.17)**	**(0.03)**
Net loss		(151,657)	**(321,455)**	**(50,442)**
Other comprehensive loss, net of tax				
Foreign currency translation adjustment, net of tax		(1,020,728)	**(516,687)**	**(81,079)**
Total other comprehensive loss, net of tax		(1,020,728)	**(516,687)**	**(81,079)**
Total comprehensive loss, net of tax		(1,172,385)	**(838,142)**	**(131,521)**
Accretion on convertible redeemable preferred shares to redemption value		(651,190)	**–**	**–**
Effect of exchange rate changes on convertible redeemable preferred shares		10,862	**–**	**–**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.		(1,812,713)	**(838,142)**	**(131,521)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Shareholders' (Deficit)/Equity
	Number of Shares	Amount RMB	Number of Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	15,000,000	10	240,000,000	155	–	–	–	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	–	–	–	–	–	(651,190)	(651,190)
Effect of exchange rate changes on convertible redeemable preferred shares	–	–	–	–	–	–	–	–	10,862	10,862
Share issuance upon the initial public offering ("US IPO") and concurrent private placements, net of issuance costs	284,586,955	199	–	–	–	–	11,023,348	–	–	11,023,547
Share issuance upon the conversion and re-designation of preferred shares into Class A and Class B ordinary shares	1,045,789,275	730	115,812,080	80	–	–	14,723,086	–	–	14,723,896
Exercise of conversion features of preferred shares upon the consummation of US IPO	–	–	–	–	–	–	1,400,670	–	–	1,400,670
Share issuance upon the follow-on offering, net of issuance costs	108,100,000	71	–	–	–	–	9,999,862	–	–	9,999,933
Share-based compensation	–	–	–	–	–	–	142,795	–	–	142,795
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(1,020,728)	–	(1,020,728)
Net loss	–	–	–	–	–	–	–	–	(151,657)	(151,657)
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	–	–	37,289,761	(1,005,184)	(6,482,225)	29,803,597
Cumulative effect of adoption of credit loss guidance *(Note 2(h))*	–	–	–	–	–	–	–	–	(1,955)	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	–	–	(34,000,000)	(22)	–	–	–	–
Issuance of ordinary shares for granting Award Shares to CEO	108,557,400	70	–	–	(108,557,400)	(70)	70	–	–	70
Share issuance upon the Hong Kong public offering ("HK IPO"), net of issuance costs	113,869,700	74	–	–	–	–	10,995,213	–	–	10,995,287
Exercise of share options	–	–	–	–	6,404,416	3	4,086	–	–	4,089
Share-based compensation	–	–	–	–	–	–	1,101,356	–	–	1,101,356
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(516,687)	–	(516,687)
Net loss	–	–	–	–	–	–	–	–	(321,455)	(321,455)
Balance as of December 31, 2021	**1,709,903,330**	**1,176**	**355,812,080**	**235**	**(136,152,984)**	**(89)**	**49,390,486**	**(1,521,871)**	**(6,805,635)**	**41,064,302**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,		
	Note	2020 RMB	**2021** **RMB**	**2021** **US$** ***Note 2(e)***
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss		(151,657)	**(321,455)**	**(50,442)**
Net loss from discontinued operations, net of tax		(14,373)	**–**	**–**
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:				
Depreciation and amortization		320,996	**590,397**	**92,646**
Share-based compensation expenses	*26*	142,795	**1,101,356**	**172,827**
Foreign exchange loss		3,710	**46,593**	**7,311**
Unrealized investment (income)/loss		(33,008)	**13,797**	**2,165**
Interest expense		65,249	**60,628**	**9,514**
Share of loss of equity method investees		2,520	**83**	**13**
Impairment loss related to property, plant and equipment and loss on inventory obsolescence		30,381	**38,163**	**5,989**
Allowance for credit losses	*21*	–	**6,415**	**1,007**
Changes in fair value of warrants and derivative liabilities		(272,327)	**–**	**–**
Deferred income tax, net	*27*	(22,847)	**168,643**	**26,464**
Loss on disposal of property, plant and equipment		379	**19,843**	**3,114**
Changes in operating assets and liabilities:				
Prepayments and other current assets		459,301	**(99,421)**	**(15,601)**
Inventories		(516,867)	**(611,557)**	**(95,967)**
Operating lease right-of-use assets		(766,779)	**(675,322)**	**(105,973)**
Operating lease liabilities		817,149	**695,940**	**109,208**
Other non-current assets		1,656	**(633,307)**	**(99,380)**
Trade receivable		(107,246)	**(5,459)**	**(857)**
Deferred revenue		344,530	**287,577**	**45,127**
Trade and notes payable		2,530,350	**6,213,265**	**974,995**
Amounts due to related parties		9,442	**(11,751)**	**(1,844)**
Accruals and other current liabilities		131,111	**932,119**	**146,270**
Other non-current liabilities		165,191	**523,838**	**82,202**
Net cash provided by continuing operating activities		3,139,656	**8,340,385**	**1,308,788**
Net cash provided by discontinued operating activities		148	**–**	**–**
Net cash provided by operating activities		3,139,804	**8,340,385**	**1,308,788**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31,		
		2020 RMB	2021 RMB	2021 US$
				Note 2(e)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets		(675,187)	(3,444,573)	(540,529)
Disposal of property, plant and equipment		535	38	6
Purchase of long-term investments		(65,000)	–	–
Placement of time deposits		(1,038,017)	(1,308,296)	(205,300)
Redemption of time deposits		601,968	1,630,773	255,904
Placement of short-term investments		(105,279,461)	(220,850,351)	(34,656,239)
Redemption of short-term investments		87,699,180	220,345,863	34,577,074
Loan to a supplier		(6,000)	–	–
Cash paid related to purchase Changzhou Manufacturing Base Phase I and Phase II through acquisition of Changzhou Chehejin Standard Factory Construction Co., Ltd. ("Changzhou Chehejin"), net of cash acquired	11	–	(563,118)	(88,365)
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd. ("Chongqing Zhizao"), net of cash acquired	5	(35,448)	(67,580)	(10,605)
Net cash used in continuing investing activities		(18,797,430)	(4,257,244)	(668,054)
Net cash provided by discontinued investing activities		59,705	–	–
Net cash used in investing activities		(18,737,725)	(4,257,244)	(668,054)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,		
	Note	2020 RMB	**2021** **RMB**	**2021** **US$** ***Note 2(e)***
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from borrowings		–	**600,000**	**94,153**
Repayment of short-term borrowings		(144,700)	**–**	**–**
Repayment of unsecured corporate loan		–	**(429,692)**	**(67,428)**
Proceeds from issuance of Series D convertible redeemable preferred shares		3,829,757	**–**	**–**
Proceeds from issuance of convertible debt	*14*	–	**5,533,238**	**868,286**
Proceeds from US IPO and concurrent private placements, net of issuance cost		11,034,685	**–**	**–**
Proceeds from HK IPO, net of issuance cost		–	**11,004,778**	**1,726,889**
Proceeds from exercise of share options		–	**1,139**	**179**
Proceeds from issuance of ordinary shares		–	**70**	**11**
Proceeds from follow-on offering, net of issuance cost		9,990,955	**–**	**–**
Net cash provided by continuing financing activities		24,710,697	**16,709,533**	**2,622,090**
Net cash provided by financing activities		24,710,697	**16,709,533**	**2,622,090**
Effects of exchange rate changes on cash and cash equivalents and restricted cash		(376,646)	**(472,129)**	**(74,086)**
Net increase in cash, cash equivalents and restricted cash		8,736,130	**20,320,545**	**3,188,738**
Cash, cash equivalents and restricted cash at beginning of the year		1,436,389	**10,172,519**	**1,596,290**
Cash, cash equivalents and restricted cash at end of the year		10,172,519	**30,493,064**	**4,785,028**
Cash, cash equivalents and restricted cash of continuing operations at end of the year		10,172,519	**30,493,064**	**4,785,028**
Supplemental schedule of non-cash investing and financing activities				
Payable related to acquisition of Chongqing Zhizao	*16*	(79,552)	**(2,000)**	**(314)**
Payable related to purchase of property, plant and equipment	*16*	(118,181)	**(456,395)**	**(71,618)**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

(a)   Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

(b)   History of the Group and basis of presentation for the Reorganization

Prior to the incorporation of the Company and starting in April 2015, the Group's business was carried out under Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the "Cayman Shareholding Entrustment Agreement"). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited ("Leading Ideal HK"), Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology" or "WOFE"), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information"). The Company, together with its subsidiaries and VIE, were controlled and consolidated by Beijing CHJ prior to the reorganization.

The Group underwent a reorganization (the "2019 Reorganization") in July 2019. The major reorganization steps are described as follows:

*   Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;

*   the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the 2019 Reorganization.

All 2019 Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the 2019 Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the 2019 Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the 2019 Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders' (deficit)/equity, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to be comparable with the final number of shares issued in the 2019 Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the 2019 Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b) History of the Group and basis of presentation for the Reorganization (Continued)

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEx"), the Group underwent reorganization of its corporate structure (the "2021 Reorganization") in the second quarter of 2021. The major reorganization steps are described as follows:

- In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and consolidated affiliated entities. The 2021 Reorganization mainly involved changing certain consolidated affiliated entities controlled through contractual arrangements to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).

- In April, 2021, the certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization.

The transactions of 2021 Reorganization was accounted for a common control transaction within the Group. The financial information of the Group at the consolidation level does not have a material impact accordingly.

The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs' subsidiaries.

As of December 31, 2021, the Company's principal subsidiaries, consolidated VIEs and VIEs' subsidiaries are as follows:

	Equity Interest Held	Issued and Fully Paid Share Capital	Date of Incorporation or Date of Acquisition	Place of Incorporation and Nature of Legal Entity	Principal Activities and Place of Operation	Notes
Subsidiaries						
Leading Ideal HK Limited ("Leading Ideal HK")	100%	HKD0.1	May 15, 2017	Hong Kong, China, limited liability company	Investment holding in Hong Kong	
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	RMB105,422	December 19, 2017	Beijing, PRC, limited liability company	Technology development and corporate management in the PRC	
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	RMB1,647,831	August 6, 2019	Beijing, PRC, limited liability company	Sales and after sales management in the PRC	
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	RMB238,702	May 08, 2017	Changzhou, PRC, limited liability company	Sales and after sales management in the PRC	(i)
Jiangsu CHJ Automobile Co., Ltd. ("Jiangsu CHJ")	100%	RMB600,000	June 23, 2016	Changzhou, PRC, limited liability company	Purchase of manufacturing equipment in the PRC	(i)
Lixiang Zhizao Automobile Sales & Services (Beijing) Co., Ltd	100%	RMB9,250	July 13, 2018	Beijing, PRC, limited liability company	Sales and after sales management in the PRC	(i)
Lixiang Zhixing Automobile Sales & Services (Shanghai) Co., Ltd	100%	–	April 12, 2019	Shanghai, PRC, limited liability company	Sales and after sales management in the PRC	(i)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(b)   History of the Group and basis of presentation for the Reorganization (Continued)

	Equity Interest Held	Issued and Fully Paid Share Capital	Date of Incorporation or Date of Acquisition	Place of Incorporation and Nature of Legal Entity	Principal Activities and Place of Operation	Notes
Lixiang Zhizao Automobile Sales & Services (Chengdu) Co., Ltd	100%	RMB385	July 9, 2018	Chengdu, PRC, limited liability company	Sales and after sales management in the PRC	(i)
VIEs						
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	–	RMB295,464	April 10, 2015	Beijing, PRC, limited liability company	Technology development in the PRC	
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	–	–	March 27, 2017	Beijing, PRC, limited liability company	Technology development in the PRC	
VIEs' subsidiary						
Chongqing Lixiang Automobile Co., Ltd. ("Chongqing Lixiang Automobile")	–	RMB324,000	October 11, 2019	Chongqing, PRC, limited liability company	Manufacturing of automobile in the PRC	(ii)

Notes:

(i)   All the subsidiaries were VIE's subsidiaries before the 2021 Reorganization.

(ii)   Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK's subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ.

(c)   Variable interest entity

The Company's subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ, Xindian Information (collectively the "VIEs") and their respective shareholders, through which, the Company exercises control over the operations of the VIEs and receives substantially all of their economic benefits and residual returns.

The following is a summary of the contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Powers of Attorney and Business Operation Agreement.
Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(c)   Variable interest entity (Continued)

Powers of Attorney and Business Operation Agreement. (Continued)

Pursuant to the Business Operation Agreements entered into in April 2021 by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

Spousal Consent Letters.

Spouses of nine shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(c)   Variable interest entity (Continued)

Exclusive Consultation and Service Agreements.

Pursuant to the Exclusive Consultation and Service Agreement entered into in April 2021 by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology's prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income, after making up losses from previous years, or an amount that is adjusted in accordance with Wheels Technology's sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Equity Option Agreements.

Pursuant to the Equity Option Agreement entered into in April 2021 by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The Exclusive Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(c) Variable interest entity (Continued)

Equity Option Agreements. (Continued)

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

Equity Pledge Agreements.

Pursuant to the Equity Pledge Agreement entered into in April 2021 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Exclusive Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

The registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law has been completed.

(d) Risks in relations to the VIE structure

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. Pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in internet culture businesses (except for music) and radio and television program production businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d)   Risks in relations to the VIE structure (Continued)

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

It is possible that the Group's operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means". It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d)   Risks in relations to the VIE structure (Continued)

If the Company's ownership structure, contractual arrangements, and businesses of the Company's PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

- revoke the business licenses and/or operating licenses of such entities;

- shut down our servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiaries and the VIEs;

- impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

- require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

- restrict or prohibit the Group's use of the proceeds of this offering to finance the Group's business and operations in China; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d) Risks in relations to the VIE structure (Continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on nominee shareholders enforcing the contracts. There is a risk that nominee shareholders of the VIEs, who in some cases are also shareholders of the Company, may have conflicts of interest with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group's operations depend on the VIEs to honour their contractual agreements with the Group and the Company's ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder's voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d) Risks in relations to the VIE structure (Continued)

The following consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021 were included in the accompanying Group's consolidated financial statements as follows:

	As of December 31,	
	2020	2021
	RMB	RMB
Current assets:		
Cash and cash equivalents	1,546,193	5,311,800
Restricted cash	1,234,178	2,415,941
Time deposits and short-term investments	2,581,690	8,326,541
Trade receivable	103,271	103,056
Amounts due from the Group companies	7,704,630	23,402,104
Inventories	271,379	1,396,992
Prepayments and other current assets	254,061	220,402
Non-current assets:		
Investment in subsidiaries	609,748	–
Long-term investments	97,937	97,854
Property, plant and equipment, net	2,335,824	2,329,507
Operating lease right-of-use assets, net	1,182,134	731,874
Intangible assets, net	682,083	703,274
Other non-current assets	218,531	1,107,674
Total assets	18,821,659	46,147,019
Current liabilities:		
Short-term borrowings	–	31,547
Trade and notes payable	3,107,646	8,547,181
Amounts due to the Group companies	12,203,705	31,999,140
Amounts due to related parties	19,206	1,277
Operating lease liabilities, current	170,033	80,606
Deferred revenue, current	230,720	–
Accruals and other current liabilities	453,731	515,036
Non-current liabilities:		
Long-term borrowings	511,638	479,453
Deferred revenue, non-current	102,898	8,704
Operating lease liabilities, non-current	973,455	719,628
Finance lease liabilities, non-current	366,883	–
Deferred tax liabilities	36,309	153,723
Other non-current liabilities	157,907	14,333
Total liabilities	18,334,131	42,550,628
Total shareholders' equity	487,528	3,596,391
Total liabilities and shareholders' equity	18,821,659	46,147,019

These balances have been reflected in the Group's consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d) Risks in relations to the VIE structure (Continued)

	For the Year Ended December 31,	
	2020	2021
Third-party revenues	8,001,067	6,294,675
Inter-company revenues	8,553,798	22,287,788
Third-party cost	(7,790,586)	(20,171,861)
Inter-company cost	(7,877,944)	(5,891,611)
Third-party expenses	(1,358,507)	(2,401,187)
Inter-company expenses	(25,858)	(65,750)
Share of loss from subsidiaries	(1,179)	(13)
Other income	40,309	2,610,121
(Loss)/Income before income tax expenses	(458,900)	2,662,162
Less: income tax expenses	(36,309)	(117,413)
Net (loss)/income from continuing operations	(495,209)	2,544,749
Net income from discontinued operations	14,373	–
Net (loss)/income	(480,836)	2,544,749
Less: Net income attributable to non-controlling interests	5,075	–
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(475,761)	2,544,749

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d)   Risks in relations to the VIE structure (Continued)

	For the Year Ended December 31,	
	2020	2021
Net cash provided by inter-company transactions	2,194,342	7,341,282
Net cash provided by/(used in) other transactions	1,346,069	(8,693,141)
Net cash provided by/(used in) operating activities	3,540,411	(1,351,859)
Inter-company loan financing to Group companies	–	–
Other investing activities with external entities	(1,665,982)	(8,641,045)
Net cash used in investing activities	(1,665,982)	(8,641,045)
Inter-company loan financing from Group companies	795,295	14,858,966
Other financing activities with external entities	(144,700)	81,308
Net cash provided by financing activities	650,595	14,940,274
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(188)	–
Net increase in cash, cash equivalents and restricted cash	2,524,836	4,947,370
Cash, cash equivalents and restricted cash at beginning of the year	255,535	2,780,371
Cash, cash equivalents and restricted cash at end of the year	2,780,371	7,727,741
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	–	–
Cash, cash equivalents and restricted cash of continuing operations at end of the year	2,780,371	7,727,741

The Company's involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

(d)   Risks in relations to the VIE structure (Continued)

In accordance with the contractual arrangements between Wheels Technology, the VIEs and the VIEs' shareholders, Wheels Technology has the power to direct activities of the Group's consolidated VIEs and VIEs' subsidiaries and can have assets transferred out of the Group's consolidated VIEs and VIEs' subsidiaries. Therefore, it is considered that there is no asset in the Group's consolidated VIEs and VIEs' subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group's consolidated VIEs amounting to RMB7,930,831 and RMB7,103,472 as of December 31, 2020 and 2021, respectively. As the Group's consolidated VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group's consolidated VIEs and VIEs' subsidiaries. The accumulated deficit of the Group's consolidated VIEs and VIEs' subsidiaries was RMB3,772,758 and RMB1,229,463 as of December 31, 2020 and 2021, respectively. For the years ended December 31, 2020 and 2021, no management fees were paid by VIEs to the WOFEs as each of the VIEs was in accumulated deficit as of December 31, 2021 (pursuant to each management fee arrangement with the VIEs).

Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group's consolidated VIEs and VIEs' subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs' subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. The amount due to/from the Company and its subsidiaries represents the balances arising from inter-company sales of vehicles and intangible assets and inter-company loan financings.

(e)   Impact of the COVID-19

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers' delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Group also temporarily postponed the delivery of Li ONE to customers. Following this temporary closure in February 2020, the Group reopened the retail stores and delivery and servicing centers and have resumed vehicle delivery to customers. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China until the third quarter of 2021.

Since October 2021, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for the Group's millimeter-wave radar supplier had been severely hampered, and the production and deliveries for the third quarter of 2021 had been adversely affected. Subsequent to December, 2021, the Group gradually resumed normal vehicle production by continuing to obtain the chips or other semiconductor components at a reasonable cost from multiple sources. The Group concluded that there would be no material impact on the Group's long-term forecast.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for financial information and the disclosure requirements of the Rules Governing the Listing of Securities on HKEx, as amended, supplemented or otherwise modified from time to time (the "HK Listing Rules").

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets with indefinite lives, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebates, assessment of variable lease payments, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)   Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars ("US$"). The functional currencies of the other subsidiaries, the VIEs and VIEs' subsidiaries are their respective local currencies ("RMB"). The determination of the respective functional currency is based on the criteria set out by ASC 830, *Foreign Currency Matters*.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of shareholders' (deficit)/equity. The foreign currency translation adjustment loss were RMB1,020,728 and RMB516,687 for the years ended December 31, 2020 and 2021 respectively.

(e)   Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)   Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2020 and 2021, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB17,844 and RMB33,540, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 15).

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,	
	2020	**2021**
Cash and cash equivalents	8,938,341	**27,854,224**
Restricted cash	1,234,178	**2,638,840**
Total cash, cash equivalents and restricted cash	10,172,519	**30,493,064**

(g)   Time deposits and short-term investments

Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments have maturity dates within one year and are classified as short-term investments. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as "Interest income and investment income, net."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)   Trade receivables and current expected credit losses

Trade receivable primarily include amounts of vehicle sales related to government subsidies to be collected from the government on behalf of customers. The Group provides an allowance against trade receivable based on the expected credit loss approach (see below) and writes off trade receivable when they are deemed uncollectible. No material allowance for doubtful accounts for trade receivable was recognized for the year ended December 31, 2020.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses*, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivable, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group's receivables. This is assessed at each quarter based on the Group's specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Primarily as a result of the macroeconomic and market turmoil caused by COVID-19, the Group updated the model based on the continuously monitoring result and took the latest available information into consideration.

The Group adopted this ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provision for the current assets and non-current assets were RMB972 and RMB983, respectively. For the year ended December 31, 2021, the Group recorded RMB6,415 in expected credit losses in selling, general and administrative expenses. As of December 31, 2021, the expected credit loss provision recorded in current assets and non-current assets were RMB2,659 and RMB3,757, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Trade receivables and current expected credit losses (Continued)

The Group typically does not carry significant trade receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidies to be collected from the government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The following table summarizes the activity in the allowance for credit losses related to trade receivable, other current assets and other non-current assets for the year ended December 31, 2021:

	For the year ended December 31, 2021
Balance as of December 31, 2020	–
Impact of adoption of ASC 326	1,955
Balance as of January 1, 2021	1,955
Provisions	6,415
Write-offs	(1,954)
Balance as of December 31, 2021	6,416

(i) Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated statements of comprehensive loss or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards and option contracts. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group's derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in "Interest income and investment income, net" in the consolidated statements of comprehensive loss. The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)   Derivative instruments (Continued)

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

As of December 31, 2021, the outstanding balance of derivative instruments was nil due to maturity of derivative instruments. The Company recorded the fair value gain of RMB73,824 in Interest income and investment income, net on the consolidated statements of comprehensive loss for the year ended December 31, 2021.

(j)   Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. No inventory write-downs were recognized for the year ended December 31, 2020. The inventory write-downs for the year ended December 31, 2021 were immaterial.

(k)   Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group's daily operation, including driving testing purpose. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Property, plant and equipment, net (Continued)

The estimated useful lives are as follows:

	Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production facilities	5 to 10 years
Equipment	3 to 5 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

(m) Intangible assets, net

Definite lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Definite lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

	Useful Lives
Software and Patents	5 to 10 years

The Company estimates the useful life of the software and patents to be 5 to 10 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission, which is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Company acquired the automotive manufacturing permission. The Company expects that the automotive manufacturing permission is unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Company considers the useful life of this intangible assets to be indefinite.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Impairment of long-lived assets and intangible assets with indefinite lives

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC 360. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. RMB30,381 and RMB27,389 impairment of long-lived assets were recognized for the years ended December 31, 2020 and 2021, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Company first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, the Group's improving financial performance, the stable macroeconomic conditions in China and the Group's future manufacturing plans, the Company determined that it is not likely that the indefinite-lived intangible assets was impaired as of December 31, 2020 and 2021.

(o)   Long-term investments

Long-term investments are comprised of investments in publicly traded companies and privately-held companies.

The Group adopted ASU 2016-01 on January 1, 2018. The Group measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a "reasonable efforts" to identify price changes that are known or that can reasonably be known.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Long-term investments (Continued)

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, *Investment – Equity Method and Joint Ventures* ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of comprehensive loss.

(p) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB133,162 and RMB482,536 for the years ended December 31, 2020 and 2021, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

In November 2020, the Group initiated the voluntary recall for vehicles produced on or before June 1, 2020 and communicated its intention to replace, free of charge, the control arm ball joint of the front suspension of Li ONEs in accordance with necessary safety measures. In addition to product warranties, the Company recognized the estimated costs of the recall as incurred.

The accrued warranty activity consists of the following:

	For the Year Ended December 31,	
	2020	2021
Accrued warranty at beginning of the year	6,996	233,366
Warranty cost incurred	(8,258)	(22,558)
Provision for warranty	234,628	631,537
Accrued warranty at end of the year	233,366	842,345
Including: Accrued warranty, current	55,138	154,276
Accrued warranty, non-current	178,228	688,069

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May, 2021(Note 9). Revenues of the Group is primarily derived from sales of vehicle, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership.

The Group adopted ASC 606, *Revenue from Contracts with Customers*, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

•   provides all of the benefits received and consumed simultaneously by the customer;

•   creates and enhances an asset that the customer controls as the Group performs; or

•   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)   Revenue recognition (Continued)

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li ONE, together with a number of products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, *Guarantees*, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information. Since July 2020, the Group was no longer eligible for the government subsidies as the Group's selling price of vehicles is higher than threshold in the circular issued by the certain PRC authorities.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Revenue recognition (Continued)

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China's Ministry of Industry and Information Technology ("MIIT"), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle ("NEV"). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Company earns the tradable new energy vehicle credits from the production of the Company's electric vehicles. The Company sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Company recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits were transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits have been transferred to purchasing party. The full consideration for sale of Automotive Regulatory Credits was collected by the Company in the fourth quarter of 2021.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)   Cost of sales

Cost of sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

(t)   Research and development expenses

Research and development ("R&D") expenses are primary comprised of salaries, bonuses, benefits and share-based compensation for those employees engaged in research, design and development activities; design and development expenses, primarily includes consultation fees, validation and testing fees; depreciation and amortization expenses of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(u)   Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers and other expenses.

(v)   General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation for employees involved in general corporate functions, including finance, legal and human resources, depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities, and equipment prior to the start of production, rental and other general corporate related expenses.

(w)   Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)   Fair value (Continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1   –   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2   –   Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3   –   Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(x)   Share-based compensation

The Company grants share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, *Compensation – Stock Compensation.*

Employees' share-based compensation awards granted with service conditions and the occurrence of an qualified IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the US IPO, using the graded-vesting method. This performance condition was met upon the completion of the Company' US IPO in August 2020 and the associated share-based compensation expense for awards vested as of that date were recognized. Employees' share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)   Share-based compensation (Continued)

The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

(y)   Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group's belief that the Group's tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2020 and 2021.

(z)   Discontinued operations

Discontinued operations are reported when a component of the Group comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group is classified as held for disposal or has been disposed of, if the disposal of the component (1) represents a strategic shift and (2) have a major impact on the Group's financial results. In the consolidated statements of comprehensive loss, results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in the consolidated statements of cash flow and Note 22. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)   Leases

The Group accounts for leases in accordance with ASC 842, Leases ("ASC 842"), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the financial statements. The Company elected not to apply the recognition requirements of ASC 842 to short-term leases. The Company also elected not to separate non-lease components from lease components, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract. The adoption of ASC 842 resulted in recognition of right of use ("ROU") assets of RMB158,770, current operating lease liabilities of RMB14,575 and non-current operating lease liabilities of RMB142,751 upon the adoption date.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in operating lease right of use assets, current and non-current operating lease liabilities on the Group's consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current and non-current finance lease liabilities on the Group's consolidated balance sheets. As of December 31, 2021, all of the Group's ROU assets were generated from leased assets in the PRC.

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset's remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Company applies requirements in Topic 606 on revenue from contracts with customers when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Leases (Continued)

An option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset unless both of the following criteria are met:

a. The exercise price of the option is the fair value of the asset at the time the option is exercised.

b. There are alternative assets, substantially the same as the transferred asset, readily available in the marketplace.

(aa) Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Preferred Shares, using the if-converted method, for periods prior to the completion of the US IPO, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ab) Comprehensive loss

Comprehensive loss is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ac) Segment reporting

ASC 280, *Segment Reporting*, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3.   RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, *Simplifying the Accounting for Income Taxes*, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group adopted this ASU from January 1, 2021. The ASU did not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The Company adopted ASU No. 2020-01 from January 1, 2021, which did not have a material impact on the Company's consolidated financial statements.

4.   CONCENTRATION AND RISKS

(a)   Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and 2021, most of the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Company believes are of high credit quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4.   CONCENTRATION AND RISKS (CONTINUED)

(b)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB5,384,769 and RMB24,509,656 as of December 31, 2020 and 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)   Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 6.5% and 2.3% in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5.   ACQUISITION OF CHONGQING ZHIZAO

On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the "Buyer" or "Xinfan"), entered into an acquisition agreement (the "Lifan Acquisition Agreement") with Lifan Industry (Group) Co., Ltd. ("Lifan Industry" or the "Seller") and its two wholly-owned subsidiaries Chongqing Zhizao (the "Target") and Chongqing Lifan Passenger Vehicle Co., Ltd. ("Lifan Passenger Vehicle" or the "Divestiture Recipient"), to acquire an 100% equity interest in Chongqing Zhizao (the "Acquisition"). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the "Divestiture"). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capital and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as "Retained Assets and Liabilities").

Key operating assets including plants, equipment, vehicle design and development technologies and raw materials had been transferred out from Chongqing Zhizao to Lifan Industry or Lifan Passenger Vehicle prior to the Acquisition. All employee contracts, operational systems and processes have also been transferred to Lifan Passenger Vehicle. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Xinfan. This Acquisition is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5.   ACQUISITION OF CHONGQING ZHIZAO (CONTINUED)

The Acquisition was completed on December 29, 2018 (the "Acquisition Date") when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash. As of December 31, 2021, the Group settled the aggregate amount of RMB648,000, of which RMB8,000 was settled with the outstanding loan receivable from Chongqing Lifan Holdings Ltd. ("Lifan Holdings") (Note 8).

On December 19, 2019, Xinfan entered into a share transfer agreement (the "Lifan Disposal Agreement") to dispose of its 100% equity interest in Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out to Lifan Industry and Lifan Passenger Vehicle upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB4,503 was recognized on December 26, 2019, the disposal date of the transaction.

6.   TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2020 and 2021, based on the invoice date and net of provisions, is as follows:

	As of December 31,	
	2020	**2021**
Within 3 months	10,429	**16,462**
Between 3 months and 6 months	18,914	**890**
Between 6 months and 1 year	77,903	**–**
More than 1 year	8,303	**103,189**
Total	115,549	**120,541**

7.   INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2020	**2021**
Raw materials, work in process and supplies	227,836	**1,468,801**
Finished products	820,168	**149,089**
Total	1,048,004	**1,617,890**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.   INVENTORIES (CONTINUED)

Raw materials, work in process and supplies as of December 31, 2020 and 2021 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfil customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

8.   PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	
	2020	2021
Prepayments to vendors	104,271	218,660
Deductible VAT input	196,021	118,177
Prepaid rental and deposits	30,357	48,929
Receivables related to rebate	–	28,491
Loan receivable from Lifan Holdings[i]	8,000	–
Others	15,006	68,615
Less: Allowance for Credit Losses	–	(2,192)
Total	353,655	480,680

(i)   Loan receivable from Lifan Holdings represents the uncollected loan principal under the loan agreements entered into between Beijing CHJ and Lifan Holdings in 2018 (the "2018 Lifan Loan") and 2019 (the "2019 Lifan Loan"). The outstanding loan receivable from Lifan Holdings was settled against the payables for consideration payable for the acquisition of Chongqing Zhizao in April 2021 (Note 5).

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,	
	2020	2021
Construction in process[(i)]	53,579	1,942,953
Mold and tooling	987,316	1,098,392
Production facilities	787,970	804,281
Leasehold improvements	249,879	660,902
Buildings	404,772	409,123
Buildings improvements	311,947	297,163
Equipment	175,887	266,745
Motor vehicles	36,409	59,702
Total	3,007,759	5,539,261
Less: Accumulated depreciation	(498,691)	(983,222)
Less: Accumulated impairment loss[(ii)]	(30,381)	(57,770)
Total property, plant and equipment, net	2,478,687	4,498,269

The Group recorded depreciation expenses of RMB312,011 and RMB579,097 for the years ended December 31, 2020 and 2021, respectively.

(i) Construction in process is primarily comprised of production facilities, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models and a portion of Changzhou Manufacturing Base construction.

In July 2021, the Group signed a memorandum and a series of agreements (collectively "Beijing Manufacturing Base Agreements") for collaboration in a construction and expansion project of an automobile manufacturing plant in Shunyi District, Beijing with an enterprise affiliated with Beijing local government. In October 2021, the Group officially commenced construction of Beijing Manufacturing Base which is scheduled to be operational in 2023. As of December 31, 2021, RMB149,098 of construction in process and RMB11,606 of other non-current assets, and along with RMB93,701 of other non-current liabilities were recognized in the consolidated balance sheet.

(ii) Impairments of RMB30,381 and RMB27,389 were recognized for property, plant and equipment for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2019, the Group made a full impairment provision on the production facilities and leasehold improvements in connection with the production of electric battery as the Group determined to terminate the design, development and self-production of electric battery via one of the Group's subsidiaries.

Furthermore, the Group launched 2021 Li ONE in May 2021, consequently, the production volume of the first model Li ONE is expected to gradually decrease in line with sales volume. As of December 31, 2021, the Group recorded an impairment loss on the production facilities and mold and tooling in connection with the production of the first model Li ONE accordingly as the carrying value of these assets are not expected to be recovered in the foreseeable future. The impairment loss for the year ended December 31, 2021 is immaterial.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   INTANGIBLE ASSETS, NET

Intangible assets and related accumulated amortization were as follows:

	As of December 31,	
	2020	2021
Automotive Manufacturing Permission *(Note 5)*	647,174	647,174
Indefinite-lived intangible assets, net	647,174	647,174
Software	58,097	137,576
Patents	694	694
Definite-lived intangible assets	58,791	138,270
Less: Accumulated amortization		
Software	(21,990)	(33,290)
Patents	(694)	(694)
Accumulated amortization	(22,684)	(33,984)
Definite-lived intangible assets, net	36,107	104,286
Total intangible assets, net	683,281	751,460

The Group recorded amortization expenses of RMB8,985 and RMB11,300 for the years ended December 31, 2020 and 2021, respectively.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10.   INTANGIBLE ASSETS, NET (CONTINUED)

As of December 31, 2021, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	As of December 31, 2021
2022	16,540
2023	14,121
2024	11,348
2025	9,815
2026 and thereafter	52,462
Total	**104,286**

11.   LEASES

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers and the finance lease was the lease of Changzhou manufacturing base production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,	
	2020	2021
Lease cost		
Finance lease cost:		
Amortization of assets	15,346	12,122
Interest of lease liabilities	21,851	19,322
Operating lease cost	176,788	367,375
Short-term lease cost	4,937	15,559
Total	218,922	414,378

Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.   LEASES (CONTINUED)

Short-term lease cost is recognized as rental expenses in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,	
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payments for operating leases	126,418	346,757
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	896,804	1,120,392

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,	
	2020	2021
Operating Leases		
Land use rights, net[i, ii]	181,505	289,810
Operating lease right-of-use assets, net (excluding land use rights)	1,095,501	1,771,682
Total operating lease assets	1,277,006	2,061,492
Operating lease liabilities, current	210,531	473,245
Operating lease liabilities, non-current	1,025,253	1,369,825
Total operating lease liabilities	1,235,784	1,843,070

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11. LEASES (CONTINUED)

	As of December 31,	
	2020	**2021**
Finance Leases		
Property, plant and equipment, at cost[i, iv]	294,269	–
Accumulated depreciation	(56,682)	–
Property, plant and equipment, net	237,587	–
Finance lease liabilities, non-current	366,883	–
Total finance leases liabilities	366,883	–

	As of December 31,	
	2020	**2021**
Weighted-average remaining lease term		
Land use rights	47 years	**47 years**
Operating leases	11 years	**8 years**
Finance leases	16 years	–
Weighted-average discount rate		
Land use rights	6.2%	–
Operating leases	5.8%	**5.8%**
Finance leases	6.2%	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.   LEASES (CONTINUED)

Maturities of lease liabilities were as follows:

| | As of December 31, | | | |
| | 2020 | | 2021 | |
	Operating leases	Finance leases	Operating leases	Finance leases
2021	213,064	21,070	–	–
2022	274,457	392,378	473,477	–
2023	145,219	–	372,077	–
2024	104,132	–	242,358	–
2025	88,748	–	178,605	–
2026	88,057	–	155,296	–
Thereafter	794,881	–	953,835	–
Total undiscounted lease payments	1,708,558	413,448	2,375,648	–
Less: imputed interest	(472,774)	(46,565)	(532,578)	–
Total lease liabilities	1,235,784	366,883	1,843,070	–

The Group, through its VIEs and VIE's subsidiaries, entered into a cooperation agreement and supplementary agreements (collectively "Changzhou Cooperation Agreements") in February 2016 and September 2016 for the establishment of the Group's Changzhou Manufacturing Base with the Changzhou Wujin District People's Government and two enterprises affiliated with it (("Changzhou Wunan New Energy Vehicle Investment Co., Ltd" and its 100% subsidiary ("Changzhou Chehejin"), collectively referred to "the Developer"). The Company intends to establish the Manufacturing Base, which are used to design, develop, manufacture premium electric vehicle in China.

According to the Changzhou Cooperation Agreement, the Developer will be responsible to construct the Changzhou Manufacturing Base which consists of manufacturing plants, the underlying land use right, and manufacturing equipment and facilities, etc. in accordance with the Group's requirements.

The Developer obtained the land use right from Changzhou government for both of Phase I and Phase II Land, and the lease term is from September 11, 2018 to March 14, 2067.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

11. LEASES (CONTINUED)

i) Changzhou Manufacturing Base – Phase I

The Group entered into a lease contract with the Developer to lease the Phase I Land and Plants from May 1, 2017 to December 31, 2020, and further obtained an option to purchase the Phase I Plant and underlying land use right at the construction cost before the end of lease term.

Given the indefinite life of the land, the lease of the Phase I Land or a purchased land use right can only be classified as an operating lease. As the Company has an option to purchase the Phase I Plants at cost and the assets are designed for the use of the Company, so the option is reasonably certain to be exercised, and accordingly, the lease of the Phase I Plants was classified as a financing lease and recognized as property, plant and equipment of the Group. Hence, on the lease commerce date, the right of use assets for the Phase I Land and Plants were recorded with the amount of RMB70,508 and RMB310,018 respectively, being the present value of the lease payment and the exercise price of the purchase option. The initial direct cost, and lease payment made on or before the lease commerce date, and the incentive received prior to the lease commerce date were immaterial.

ii) Changzhou Manufacturing Base – Phase II

In September 2018, the Group and the Developer further entered into lease agreements for the Group to purchase the land use right of Phase II Land from the Developer to use and construct on Phase II Land. The lease term is from September 11, 2018 to March 14, 2067. The purchased land use right of the Phase II Land was also classified as an operating lease, for which total rental in the amount of RMB24,420 has been fully paid upfront in 2018. The right of use assets for the Phase II Land was RMB23,080 exclusive VAT.

The Group then constructed another manufacturing plant (the "Phase II Plants") located on the Phase II Land with the total amount of the construction of RMB102,251. Construction of the Manufacturing Phase II was completed on January 1, 2019.

In August 2019, the Group entered into an asset transfer agreement to sell the Manufacturing Base-Phase II (including the Phase II Land use right and the Phase II Plants) to the Developer with the total consideration of RMB103,060, including VAT. Immediately after the transfer, the Group enter into a lease agreement with the developer to lease back the Manufacturing Base-Phase II for the period starting from September 1, 2019 (the actual lease commencement date is the date of change of ownership) to December 31, 2020, and further obtain an option to repurchase the Phase II Land use right and Plants with the amount of RMB103,060 prior to December 31, 2020.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Company, so no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sale accounting, and was accounted for as a financing transaction. As of December 31, 2019, the Group has fully received the consideration from the third-party Developer and recorded as the short-term borrowing in the consolidated balance sheets.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

11. LEASES (CONTINUED)

iii) Modification of lease agreements in connection to Changzhou Manufacturing Base – Phase I and Phase II

In June 2020, the Group entered into a series of supplemental agreements in connection to Changzhou Manufacturing Base Phase I and Phase II with the lessor to extend the purchase option to December 31, 2022, and the purchase price remained the same as the original agreement. In addition, the annual lease payment from 2020 to 2022 are subject to achievement of annual sales volume of the Group. If the Group achieves the pre-determined annual sales volume of electric vehicle, the annual lease payment of that year will be waived (equal to zero) by the lessor. Otherwise, the Group will pay the rental fees as agreed in the modified contract.

As the lessor did not provide the additional manufacturing land or plants to the Group, the modified lease contracts do not result in separate new leases, and the lease classifications remained as an operating lease for Phase I Land and a financing lease for Phase I Plants. Accordingly, the lease liabilities were re-measured based on the modified term and reclassified as long-term liabilities. The discount rate for the modified leases at the re-measurement was updated on the basis of the remaining lease term and lease payments. The lease of Phase II Plants remained classified as a financing transaction. Accordingly, the liabilities were re-measured based on the modified term and reclassified as a long-term borrowing. The discount rate for the modified borrowing at the re-measurement was updated on the basis of the remaining borrowing term and payments.

For the year ended December 31, 2020, the pre-determined annual sales volume was achieved. And the Group considered it was similar to a negative variable lease payment, and therefore should be accounted for as a period item when the contingency was resolved (i.e. annual sales target would be achieved at the end of each year). Accordingly, the liabilities were re-measured base on the waived annual lease payment.

iv) Acquisition of Changzhou Manufacturing Base Phase I and Phase II and termination of lease agreements

In November 2021, Jiangsu CHJ, as a subsidiary of the Group, entered into an equity transfer agreement to acquire 100% equity interests of Changzhou Chehejin which owns the legal title of Changzhou Manufacturing Base Phase I and Phase II Land use rights and Plants. According to the equity transfer agreement, the total consideration for this transaction was RMB567,118 in cash, of which RMB565,500 was paid as of December 31, 2021, and RMB28, 491 was settled in January 2022. Upon the completion of the transaction, the legal titles of Changzhou Manufacturing Base Phase I and II, including Land use rights and Plants, were transferred to the Group, and the original lease agreements were terminated accordingly.

There were no inputs and substantive processes acquired to significantly contribute to the ability to create the output. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Jiangsu CHJ. Therefore, this transaction is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

According to ASC 842-20-40-2, the termination of a lease that results from the purchase of an underlying asset by the lessee is not the type of termination of a lease contemplated but, rather, is an integral part of the purchase of the underlying asset. Upon the Group's purchase of the Changzhou Manufacturing Base Phase I and II Land use right and Plants, the difference between the total consideration of this transaction and the carrying amount of the lease liabilities arising from Phase I assets and short-term borrowings arising from Phase II assets immediately prior to the transaction was recorded as an adjustment of the carrying amount of the asset, with an amount of RMB47,876 on the consolidated balance sheet as of December 31, 2021.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,	
	2020	2021
Prepayments for purchase of property, plant and equipment[i]	126,006	1,051,415
Long-term deposits	149,235	653,030
Deductible VAT input, non-current	–	263,390
Others	45,943	16,998
Less: Allowance for credit losses	–	(3,757)
Total	321,184	1,981,076

(i)   Prepayments for purchase of property, plants and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models and a portion of Beijing Manufacturing Base construction.

13. LONG-TERM INVESTMENTS

The Group's long-term investments on the consolidated balance sheets consisted of the following:

	Equity Method	Equity Security With Readily Determinable Fair Values	Equity Securities Without Readily Determinable Fair Values	Total
Balance at January 1, 2020	7,307	90,724	28,150	126,181
Additions	–	–	65,000	65,000
Shares of loss of equity method investees	(2,520)	–	–	(2,520)
Fair value change through earnings	–	(21,975)	–	(21,975)
Foreign currency translation	–	(3,833)	–	(3,833)
Balance at December 31, 2020	4,787	64,916	93,150	162,853
Additions	30,000	–	–	30,000
Shares of loss of equity method investees	(83)	–	–	(83)
Fair value change through earnings	–	(35,330)	–	(35,330)
Foreign currency translation	–	(1,134)	–	(1,134)
Balance at December 31, 2021	34,704	28,452	93,150	156,306

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13.   LONG-TERM INVESTMENTS (CONTINUED)

Equity Method

On September 11, 2018, the Group acquired 49% entity interest in Investee A, which is a joint venture with the other shareholder holding 51% interest established to design, develop and produce BEV equipped with vehicle intelligence and optimized for ride sharing service, with cash consideration of RMB98,000. On January 30, 2019, the Group invested another RMB98,000 into Investee A proportionately with the other investor of Investee A, therefore kept the Group's 49% shareholding percentage unchanged. The Group has significant influence in Investee A and therefore the investment is accounted for using the equity method. The proportionate share of the net loss of equity method investees are recorded in "Others, net" in the consolidated statements of comprehensive loss. As of December 31, 2021, the carrying value of equity method investment in Investee A was reduced to zero.

In July 2021, the Group entered into an agreement with Suzhou Huichuan United Power System Co., LTD ("Suzhou Huichuan" or "Investor B") to establish Changzhou Huixiang New Energy Auto Parts Co., LTD ("Changzhou Huixiang" or "Joint Venture"). The Group was obligated to pay RMB73,500 registered capital, representing 49% of Changzhou Huixiang equity interests, while Suzhou Huichuan is obligated to contribute RMB76,500 registered capital, representing 51% Changzhou Huixiang equity interests. Upon completion of the business registration procedures as of December 31, 2021, the Group obtained the shareholder rights and obligation based on its respective shareholding ownership. The Group has significant influence in Changzhou Huixiang and therefore the investment is accounted for using the equity method. Subsequent to December 31, 2021, the Group paid RMB30,000 out of the total RMB73,500 registered capital.

The Group performs impairment of its investment under equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the years ended December 31, 2020 and 2021.

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost Basis	Unrealized Loss	Foreign Currency Translation	Fair Value
As of December 31, 2020	100,303	(38,205)	2,818	64,916
As of December 31, 2021	**100,303**	**(73,535)**	**1,684**	**28,452**

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. ("Cango"), with a total cash consideration of US$15,634 (RMB100,303) in 2018. This investment was initially recorded under the equity securities without readily determinable fair value given Cango was still a privately held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange ("Cango IPO") and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. LONG-TERM INVESTMENTS (CONTINUED)

Equity Security with Readily Determinable Fair Values (Continued)

Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

The unrealized loss are recognized in investment income, net in the consolidated statements of comprehensive loss.

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group's investments are not common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes.

In the first quarter of 2020, the Group sold the discontinued Low-Speed Small Electric Vehicles ("SEV") battery packs business to an affiliate of the Group with the total consideration of RMB60,000 (Note 22). The Group further invested RMB60,000 in cash in this affiliate, together with other investors. Therefore, the Group's equity interests in this affiliate increased from 12.24% to 19.82% on a fully diluted basis as a result of the additional investment.

Impairment charges of nil and nil were recorded in investment income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2020 and 2021, respectively.

14. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS

Borrowings consist of the following:

	Maturity Date	Principal Amount	Interest Rate Per Annum	As of December 31, 2020	As of December 31, 2021
Secured borrowing [1]	December 31, 2022	RMB94,550	6.1750%	98,717	–
Unsecured corporate loan [2]	June 30, 2022	RMB401,073	6.1750%	412,921	–
Convertible debt [3]	May 1, 2028	US$862,500	0.2500%	–	5,397,941
Secured bank loan [4]	September 28, 2029	RMB600,000	4.8000%	–	600,000
Total borrowings				511,638	5,997,941

Classified as:

	As of December 31, 2020	As of December 31, 2021
– Short-term borrowings	–	37,042
– Long-term borrowings	511,638	5,960,899
Total	511,638	5,997,941

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

(1)   As the transaction in relation to Changzhou Manufacturing Base II did not qualify the sales accounting, the consideration received excluding the related taxes was treated as a secured borrowing and recorded as a short-term borrowing as of December 31, 2019. In June 2020, the Group entered into a series of supplemental agreements with the lessor. Pursuant to the supplemental agreements, the maturity date of the borrowing was extended to December 31, 2022. As a result, the borrowing was recorded as a long-term borrowing as of December 31, 2020. Upon the completion of acquisition of Changzhou Manufacturing Base Phase I and Phase II (See Note 11), the balance of secured borrowing of RMB101,882 was settled as the lease agreements were terminated in November 2021.

(2)   Pursuant to the supplemental agreements of the convertible loan in June 2020 (Note 17), the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived. In addition, the maturity date of the convertible loan was extended to June 30, 2022. As a result, the convertible loan was extinguished, and a new loan was recorded as a long-term borrowing as of December 31, 2020. The balance of unsecured corporate loan and accrued interest was RMB412,921 as of December 31, 2020. The Company fully repaid the outstanding principal and accrued interest of RMB429,692 in August 2021.

(3)   In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement (Note 17). The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADS per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the year ended December 31, 2021, the convertible debt related interest expense was US$3,353 (RMB21,369). As of December 31, 2021, the principal amount of the convertible debt was RMB5,499,041 and the unamortized debt issuance cost was RMB101,100, respectively.

(4)   In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 4.8% and were guaranteed by certain production facilities and toolings of the Group. As of December 31, 2021, the outstanding loan principal was RMB600,000, of which RMB37,042 will be due in 2022 and the remaining RMB562,958 will be due in 2023 and thereafter. The unused credit limits under these facilities was RMB409,900 as of December 31, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14. SHORT-TERM BORROWINGS AND LONG-TERM BORROWINGS (CONTINUED)

As of December 31, 2020 and 2021, the secured bank loan was classified as follows:

	As of December 31,	
	2020	2021
Secured bank loan		
– Current portion	–	37,042
– Non-current portion	–	562,958
Total	**–**	**600,000**

The contractual maturities of the short-term and long-term borrowings were as follows:

	As of December 31,	
	2020	2021
Within 1 year	–	37,042
Between 1 and 2 years	511,638	148,166
Between 2 and 5 years	–	351,895
Over 5 years	–	5,460,838
Total	**511,638**	**5,997,941**

15. TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31,	
	2020	2021
Trade payable for raw materials	2,991,538	7,089,370
Notes payable	168,977	2,286,680
Total	**3,160,515**	**9,376,050**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.   TRADE AND NOTES PAYABLE (CONTINUED)

An aging analysis of the trade and notes payable as at December 31, 2020 and 2021, based on the invoice date, is as follows:

	As of December 31,	
	2020	2021
Within 3 months	3,118,840	7,539,833
Between 3 months and 6 months	18,537	1,639,286
Between 6 months and 1 year	10,676	161,913
More than 1 year	12,462	35,018
Total	3,160,515	9,376,050

16.   ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,	
	2020	2021
Payables for purchase of property, plant and equipment	118,181	456,395
Salaries and benefits payable	187,972	417,449
Tax payable	50,088	277,233
Accrued warranty	55,138	154,276
Payables for logistics expenses	43,571	143,632
Payables for research and development expenses	35,032	94,517
Deposits from vendors	9,120	27,716
Advance from customers	9,285	10,262
Payables for acquisition of Chongqing Zhizao (Note 5)	79,552	2,000
Other payables	59,520	295,888
Total	647,459	1,879,368

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17. CONVERTIBLE DEBTS

The Group recognized unsecured corporate loan issued in 2017, Convertible Promissory Notes issued in 2019 and Convertible Senior Notes issued in 2021 in the short term borrowings and long-term borrowings on the consolidated balance sheets as of December 31, 2020 and 2021.

Unsecured corporate loan

In November 2017, Beijing CHJ entered into a convertible loan agreement with Changzhou Wunan New Energy Vehicle Investment Co., Ltd ("Wunan") to obtain a convertible loan with aggregated principal amount of RMB600,000 at a simple interest of 8% per annum. RMB450,000 of the principal was received in December 2017, and RMB150,000 was received in January 2018. The principal and accrued interest shall be due and payable by Beijing CHJ on the earlier of (i) 3 years following the issuance date; or (ii) upon the reformation of Beijing CHJ from a limited liability company to a corporate. Pursuant to the convertible loan agreement, Wunan may convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ, which effectively indicates a fixed conversion price equal to the issue price of Series B-1 Preferred Shares, at any time before maturity date. Accrued interests shall be waived upon conversion.

In June 2020, Beijing CHJ entered into a series of supplemental agreements with Wunan. Pursuant to the supplemental agreements, the maturity date of the convertible loan was extended to June 30, 2022, and the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived by Wunan. In accordance with the supplemental contracts, Wunan also agreed to return the prepayment for purchase of land use right of RMB175,582 and reimburse certain eligible expenditures with the amount of RMB143,838. The return of the prepayment and the reimbursements were used as a settlement of the unpaid interests and part of the outstanding principal of the convertible loan. The outstanding loan principal was reduced to RMB401,073 with a revised interest rate of 6.175% per annum. As a result, the convertible loan was extinguished, and a new loan with the principle amount of RMB401,073, being the difference between the carrying value of the convertible loan and the settlement amount of RMB319,420, was recorded as a long-term borrowing. The balance of the new loan and accrued interest payable was RMB412,921 as of December 31, 2020. The Group fully repaid the outstanding principal and accrued interest RMB429,692 in August 2021 (Note 14).

Convertible Promissory Notes

In January and March 2019, the Company issued convertible promissory notes with the aggregated principal amount of US$25,000 (RMB168,070) with simple interest of 8% per annum. The principal and accrued interest shall be due and payable by the Company 12 months following the date of issuance. Pursuant to the convertible promissory notes agreements, the entire convertible promissory notes shall be converted into 11,873,086 shares of Series B-3 Preferred Shares of the Company at the issuance price of Series B-3 Preferred Shares upon the closing of the Reorganization. Holders have the right to convert any portion or the entire principal into Series B-3 preferred equity interest of Beijing CHJ, if the Reorganization has not been completed before maturity, or if there occurs any change in control, disposition of all or substantially all of the assets or IPO of Beijing CHJ. Accrued interests shall be waived if the investors elect to exercise the conversion options.

The convertible promissory notes documents provided that the existing indebtedness of the Company rank pari passu with the convertible promissory notes. If any future indebtedness of the Company shall rank senior to this convertible promissory notes, such future indebtedness shall subject to the convertible promissory notes holders' prior written consent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   CONVERTIBLE DEBTS (CONTINUED)

Convertible Promissory Notes (Continued)

Before conversion, the holders of the convertible promissory notes are entitled to all rights granted to Series B-3 Preferred Shareholders, such as dividend rights, redemption rights, pre-emptive right, right of first refusal, rights of co-sale, right of anti-dilution, liquidation preference rights. The convertible promissory notes holders were also granted:

a)   the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

b)   the right to acquire additional shares to be issued in the next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

The Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant issued together with the convertible promissory notes are considered freestanding financial liabilities under ASC 480, and are classified as a liability at their issuance date fair value in accordance with ASC 480-10-55, and are subsequently measured at fair value, with changes in fair value recorded in the consolidated statement of comprehensive loss. The initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes were RMB14,161. For details see Note 23.

In the event of a change in control or disposition of all or substantially all of the Company's assets, if so requested by the convertible promissory notes holders, the holders shall enjoy the same liquidation preference rights as Series B-3 Preferred Shareholders as if the conversion has already occurred, the convertible promissory notes shall be deemed as fully repaid after paying such liquidation preference amount.

On July 2, 2019, in conjunction with the Reorganization of the Group, all convertible promissory notes were converted into Series B-3 Preferred Shares. The principal amount of US$25,000 and accrued interest of US$1,376 (RMB9,428) less the initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes, were recognized as the initial carrying value of related B-3 Preferred Shares.

Convertible Senior Notes ("2028 Notes")

In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500, through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17.   CONVERTIBLE DEBTS (CONTINUED)

Convertible Senior Notes ("2028 Notes") (Continued)

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election. The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when our Company effects a share split or share combination. As of the Latest Practicable Date, no adjustment had been made to the initial conversion rate. Holders of the convertible debt have the rights to require the Company to repurchase all or partial for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company assessed the convertible debt under ASC 815 and concluded that:

(i)   Since the conversion option is considered indexed to the Company's own stock and classified in shareholders' (deficit)/equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

(ii)   The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)(the "ASU 2020-06"). The Company determined to early adopt ASU 2020-06 from January 1, 2021. Since the ASU 2020-06 amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features. Accordingly, there is no need to consider beneficial conversion feature or cash conversion features for the convertible debt.

Therefore, the Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the consolidated balance sheets (Note 14). The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the year ended December 31, 2021, the convertible debt related interest expense was RMB21,369 (US$3,353). As of December 31, 2021, the principal amount of the convertible debt was RMB5,499,041 and the unamortized debt issuance cost was RMB101,100, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.   REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the Year Ended December 31,	
	2020	2021
Vehicle sales	9,282,703	26,128,469
Other sales and services	173,906	881,310
Total	9,456,609	27,009,779

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,	
	2020	2021
Revenue recognized at a point in time	9,436,095	26,917,836
Including: Vehicle sales	9,282,703	26,128,469
Other sales and services	153,392	789,367
Revenue recognized over time	20,514	91,943
Total	9,456,609	27,009,779

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits which revenue are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. DEFERRED REVENUE

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,	
	2020	2021
Deferred revenue – at beginning of the year	62,638	407,168
Additions	9,687,382	27,377,563
Recognition	(9,342,852)	(27,089,986)
Deferred revenue – at end of the year	407,168	694,745
Including:		
Deferred revenue, current	271,510	305,092
Deferred revenue, non-current	135,658	389,653

Deferred revenue are contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from the undelivered vehicles, uninstalled charging piles and other performance obligations identified in the vehicle sales contracts.

The Group expects that RMB305,092 of the transaction price allocated to unsatisfied performance obligation as of December 31, 2021 will be recognized as revenue during the period from January 1, 2022 to December 31, 2022. The remaining RMB389,653 will be recognized in 2023 and thereafter.

20. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	For the Year Ended December 31,	
	2020	2021
Employee compensation	580,157	2,079,948
Design and development expenses	431,996	1,003,567
Depreciation and amortization expenses	44,977	54,110
Rental and related expenses	18,818	52,985
Travel expenses	9,360	52,307
Others	14,549	43,472
Total	1,099,857	3,286,389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,	
	2020	2021
Employee compensation	449,109	1,414,177
Marketing and promotional expenses	264,814	1,100,769
Rental and related expenses	162,907	324,655
Depreciation and amortization expenses	37,923	82,777
Travel expenses	20,806	69,079
Expected credit losses	–	6,415
Impairment of property, plant and equipment	30,381	–
Others	152,879	494,513
Total	1,118,819	3,492,385

The auditor's remuneration in relation to audit service provided for the years ended December 31, 2020, and 2021 were RMB13,818, and RMB22,487, respectively. The auditor's remuneration in relation to non-audit services for the year ended December 31, 2020, and 2021 were RMB928 and RMB3,565, respectively.

22. DISCONTINUED OPERATIONS

Historically, the Group had a strategy of developing Low-Speed SEV and producing and selling its related battery packs.

In the first quarter of 2018, the Group determined to dispose the SEV business due to the shift on the Group's business and product strategy. As a result, the long-lived assets related to SEV production, including manufacturing facilities and IP, etc. have ceased to be used, and these assets were considered effectively abandoned.

Subsequent to the termination of the SEV business, the Group still sold the SEV battery packs to external customers, and in September 2019, the Group further decided to dispose the SEV battery packs business and located a potential buyer. Accordingly, the Company concluded that as of September 30, 2019, the SEV battery packs business met all of the held for sale criteria. In the first quarter of 2020, the Company completed the sale of the SEV battery packs business to an affiliate of the Company for a total cash consideration of RMB60,000.

The abandonment or the disposal of the SEV business and the related battery packs business represented strategic shifts of the Group and had a major impact on the Group's financial results, and met the criteria for the discontinued operations. Therefore, the historical financial results of the SEV related business were classified as discontinued operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. DISCONTINUED OPERATIONS

The following tables set forth the results of operations and cash flows of the discontinued operations, which were included in the Group's consolidated financial statements.

	For the Year Ended December 31, 2020
Revenues	870
Cost of sales	(2,437)
Gross loss	(1,567)
Operating expenses	(1,423)
Impairment of long-lived assets	–
Loss from operations of discontinued operations	(2,990)
Others, net	–
Loss from discontinued operations before income tax expense	(2,990)
Income tax expense	–
Net loss from discontinued operations, net of tax	(2,990)

	For the Year Ended December 31, 2020
Net cash provided by discontinued operating activities	148
Net cash provided by discontinued investing activities	59,705

The following table presents the gain on disposal of discontinued operations related to the disposal of SEV battery packs business for the year ended December 31, 2020:

	For the Year Ended December 31, 2020
Cash consideration received for sale of SEV battery packs business	60,000
Carrying value of net assets transferred	(42,637)
Gain on disposal of discontinued operations	17,363

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   ORDINARY SHARES

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares ("Series C Preferred Shares"), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the "Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares") to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

On July 4, 2016, Beijing CHJ issued Series Pre-A shares ("Series Pre-A Ordinary Shares") with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively re-designated to Series Pre-A Preferred Shares. Such re-designation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   ORDINARY SHARES (CONTINUED)

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

In February 2021, the Company issued 34,000,000 Class A Ordinary Shares as treasury shares for future exercise of share options.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of HK$1,634,462.

As of December 31, 2021, 6,404,416 share options that fulfilled the vesting conditions were exercised.

As of December 31, 2020 and 2021, the Company had issued and outstanding ordinary shares of 1,809,288,310 and 1,929,562,426, respectively.

24.   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

Prior to the US IPO in August 2020, the Company issued convertible redeemable preferred shares, which are summarized in the following table:

Series	Issuance Date	Shares Issued	Issue Price per Share RMB	Proceeds from Issuance RMB
Pre-A[1]	July 21, 2017	50,000,000	RMB2.00	100,000
A-1	July 4, 2016	129,409,092	RMB6.03	780,000
A-2	July 21, 2017	126,771,562	RMB7.89	1,000,000
A-3	September 5, 2017	65,498,640	RMB9.47	620,000
B-1	November 28, 2017	115,209,526	RMB13.11	1,510,000
B-2	June 6, 2018	55,804,773	RMB14.16	790,000
B-3[2]	January 7/July 2, 2019	119,950,686	RMB14.16	1,701,283
C[3]	July 2/December 2, 2019/ January 23, 2020	267,198,535	US$2.23/US$1.89	3,626,924
D	July 1, 2020	231,758,541	US$2.64/US$2.35	3,851,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.   CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

(1)   Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were re-designated to Series Pre-A Preferred Shares (see Note 23).

(2)   Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019 (see Note 17). The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:

a)   the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

b)   the right to acquire additional shares to be issued in next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

(3)   Including 78,334,557 shares of Series C Preferred Shares issued upon the exercise of the Series B-3 Additional Warrant by certain Series B-3 Shareholders and all convertible promissory notes holders at a cash exercise price of RMB1,022,045, or RMB13.02 per share. The leading investor of Series C Preferred Shareholders was granted the right to acquire additional shares to be issued in next round of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in Series C Preferred Shares (the "Series C Additional Warrant"). All non-refundable cash considerations for the issuance of Series C Preferred Shares, including 4,109,127 shares registered subsequently on January 3, 2020, were received in full as of December 31, 2019 and accordingly all shares are considered issued and outstanding from accounting perspective.

On January 23, 2020, 18,916,548 shares of Series C Preferred Shares were issued upon the exercise of the Series B-3 Anti-Dilution Warrant.

The Series B-3 Anti-Dilution Warrant, the Series B-3 Additional Warrant and the Series C Additional Warrant (collectively referred as "Warrants") were determined to be freestanding liability instruments and recorded at fair value upon initial recognition. Proceeds received from issuance of Series B-3 Preferred Shares and convertible promissory notes, and Series C Preferred Shares were first allocated to the Warrants based on their initial fair values. The Warrants were marked to the market with the changes recorded in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. The Warrants shall terminate upon the earlier of the consummation of an IPO or the occurrence of a Deemed Liquidation Event. The balance of Warrants was reduced to zero as the Warrants terminated upon the issuance of Series D.

The Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C and D Preferred Shares are collectively referred to as the "Preferred Shares". All series of Preferred Shares have the same par value of US$0.0001 per share.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the chief executive officer of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the US IPO in August 2020. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Preferred Shares of the Company are convertible to Class A Ordinary Shares at any time at the option of the holders, and would automatically be converted into Class A Ordinary Shares 1) upon a Qualified IPO ("QIPO"); or 2) upon the written consent of the holders of a majority of the outstanding Preferred Shares of each class with respect to conversion of each class.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for share splits and combinations, ordinary share (on an as converted basis) dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, and dilutive issuance.

Redemption

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) the Company fails to consummate a qualified IPO ("QIPO") by June 30, 2023, or b) any occurrence of a material breach or any material change of the relevant laws or the occurrence of any other factors, which has resulted or is likely to result in the Company's inability to control and consolidate the financial statements of any of the PRC subsidiaries or VIEs, each Preferred Share shall be redeemable at the option of such Preferred Shareholder, out of funds legally available therefor by the Company.

The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares' original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the Preferred Shares' original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions.

Upon the redemption, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Redemption (Continued)

Upon the 2019 Reorganization, QIPO definition of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders (including Series D issued on July 1, 2020) were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, 1) request the Company to issue a convertible promissory note ("Redemption Note") for the unpaid portion of the redemption price or 2) allow the Company to carry forward and redeem the shares when legally funds are sufficient to do so. Such Redemption Note shall be due and payable no later than 24 months of the redemption date with a simple rate of 8% per annum. Each holder of such Redemption Note shall have the right, at its option, to convert the unpaid principal amount of the Redemption Note and the accrued but unpaid interest thereon, into the same class of Preferred Shares requested to be redeemed at a per share conversion price equal to the applicable original issue price.

Voting Rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Dividends

Each Preferred Shareholder and Ordinary Shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative.

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2021.

Liquidation

In the event of any liquidation, the holders of Preferred Shares (except for Series Pre-A Preferred Shares) have preference over holders of Series Pre-A Preferred Shares and ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares and ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Liquidation (Continued)

The holders of Preferred Shares (exclusive of unpaid shares and Series Pre-A Preferred Shares) shall be entitled to receive an amount per share equal to an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, plus an aggregate interests calculated at a simple rate of 8% per annum and multiplied by a fraction and (2) the amount receivable by the Preferred Shareholders if all the assets of the Company available for distribution to shareholders is distributed ratably among all the Members on an as-converted basis. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Series Pre-A Preferred Shares and ordinary shares.

Conversion upon US IPO

In August 2020, in connection with the completion of US IPO, all of the Preferred Shares were automatically converted to 1,045,789,275 Class A ordinary shares and 115,812,080 Class B ordinary shares based on the aforementioned conversion price.

Accounting for Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain event outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB651,190 and nil for the years ended December 31, 2020 and 2021, respectively.

Prior to the 2019 Reorganization, the Company has determined that host contract of the Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares were more akin to an equity host. The conversion feature embedded in the Preferred Shares is considered to meet the definition of derivative in accordance with ASC 815-15-25, due to the optional redemption settlement mechanism upon deemed liquidation could give rise to net settlement of the conversion provision in cash if the per share distribution amount is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. This equity-like conversion feature was considered clearly and closely related to the equity host, therefore does not warrant bifurcation. The Company also assessed the redemption features and liquidation feature and determined that these features as a freestanding instrument, would not meet the definition of a derivative, and therefore need not be bifurcated and separately accounted for.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Accounting for Preferred Shares (Continued)

After the 2019 Reorganization, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors' right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. Company considered extinguishment accounting should be applied for all Preferred Shares issued prior to the 2019 Reorganization from a qualitative perspective, although from quantitative perspective, the changes of these preferred shares' fair value before and after the modification was immaterial. Hence, accumulated deficit was increased by the difference between the fair value of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares after modification and the carrying amount of these Preferred Shares immediately before the modification.

The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the 2019 Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value change recognized in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. Upon the consummation of US IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features was reduced to zero.

The movement of the warrants and conversion feature derivative liabilities are summarized below:

	Warrants Liabilities	Derivative Liabilities	Total
Balance at January 1, 2020	**351,750**	**1,296,940**	**1,648,690**
Issuance	–	328,461	328,461
Fair value change	(46,812)	(225,515)	(272,327)
Exercise	(305,333)	(1,400,670)	(1,706,003)
Translation to reporting currency	395	784	1,179
Balance at December 31, 2020	**–**	**–**	**–**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

24. CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Accounting for Preferred Shares (Continued)

The Company's convertible redeemable preferred shares activities for the year ended December 31, 2020 is summarized below:

	Series Pre-A		Series A-1		Series A-2		Series A-3		Series B-1		Series B-2		Series B-3		Series C		Series D		Total	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)		(RMB)
Balances as of January 1, 2020	**50,000,000**	**434,886**	**129,409,092**	**980,949**	**126,771,562**	**1,074,959**	**65,498,640**	**619,770**	**115,209,526**	**1,347,607**	**55,804,773**	**710,303**	**119,950,686**	**1,551,080**	**248,281,987**	**3,536,108**	**–**	**–**	**910,926,266**	**10,255,662**
Exercise of Series B-3 Anti-Dilution Warrant	–	–	–	–	–	–	–	–	–	–	–	–	–	–	18,916,548	305,333	–	–	18,916,548	305,333
Bifurcation of conversion feature	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(81,082)	–	–	–	(81,082)
Issuance of preferred shares-Series D	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	231,758,541	3,603,655	231,758,541	3,603,655
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	34,229	–	63,363	–	46,738	–	136,567	–	64,859	–	80,635	–	178,007	–	46,792	–	651,190
Effect of exchange rate changes on preferred shares	–	(858)	–	(1,746)	–	(1,770)	–	(964)	–	(1,899)	–	(1,040)	–	(2,613)	–	28	–	–	–	(10,862)
Conversion of preferred shares to ordinary shares	(50,000,000)	(434,028)	(129,409,092)	(1,013,432)	(126,771,562)	(1,136,552)	(65,498,640)	(665,544)	(115,209,526)	(1,482,275)	(55,804,773)	(774,122)	(119,950,686)	(1,629,102)	(267,198,535)	(3,938,394)	(231,758,541)	(3,650,447)	(1,161,601,355)	(14,723,896)
Balances as of December 31, 2020	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25.   LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2020 and 2021 as follows:

	For the Year Ended December 31,	
	2020	2021
Numerator:		
Net loss	(151,657)	**(321,455)**
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	–
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	–
Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	**(321,455)**
Including: Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(806,358)	**(321,455)**
Net income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	14,373	–
Denominator:		
Weighted average ordinary shares outstanding – basic and diluted	870,003,278	**1,853,320,448**
Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(0.93)	**(0.17)**
Basic and diluted net (loss)/income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	0.02	–
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.91)	**(0.17)**

For the years ended December 31, 2020 and 2021, the Company had ordinary equivalent shares, including preferred shares, options granted, unsecured corporate loan issued in November 2017 and convertible debt issued in April 2021 (Note 17). As the Group incurred loss for the years ended December 31, 2020 and 2021, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares, options granted, unsecured corporate loan and convertible debt excluded from the calculation of diluted loss per share of the Company were 669,666,355, 54,605,925, 22,639,154 and nil for the year ended December 31, 2020 and nil, 72,791,430, nil and 44,853,801 for the year ended December 31, 2021, respectively.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,	
	2020	2021
Cost of sales	1,515	26,713
Research and development expenses	60,789	741,793
Selling, general and administrative expenses	80,491	332,850
Total	142,795	1,101,356

(a) 2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. As of December 31, 2021, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. As of December 31, 2021, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Group began to grant share options from 2021 under 2020 Plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26.   SHARE-BASED COMPENSATION (CONTINUED)

(a)   2019 and 2020 Share Incentive Plan (Continued)

The following table summarizes activities of the Company's share options under the 2019 Plan and 2020 Plan for the years ended December 31, 2020 and 2021:

	Number of Options and Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	54,760,000	0.10	6.73	73,926
Granted	4,224,000	0.10		
Forfeited	(2,070,000)	0.10		
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	**36,996,286**	**0.10**		
Exercised	**(6,404,416)**	**0.10**		
Forfeited	**(4,106,000)**	**0.10**		
Outstanding as of December 31, 2021	**83,399,870**	**0.10**	**7.66**	**1,330,228**
Vested and expected to vest as of December 31, 2020	55,413,520	0.10	5.90	793,245
Exercisable as of December 31, 2020	40,410,000	0.10	5.34	578,469
Vested and expected to vest as of December 31, 2021	**79,915,157**	**0.10**	**6.60**	**1,274,647**
Exercisable as of December 31, 2021	**40,251,584**	**0.10**	**4.55**	**642,013**

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options granted under the Company's 2019 Plan and 2020 Plan for the years ended December 31, 2020 and 2021 was US$1.71 and US$15.78, respectively, computed using the binomial option pricing model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. SHARE-BASED COMPENSATION (CONTINUED)

(a) 2019 and 2020 Share Incentive Plan (Continued)

The fair value of each option granted under the Company's 2019 Plan and 2020 Plan for the years ended December 31, 2020 and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,	
	2020	2021
Exercise price (US$)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	1.35 – 1.90	14.42-17.35
Risk-free interest rate	0.69% – 1.92%	0.93% – 1.48%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	45% – 46%	47% – 48%

The risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2021, there were US$250,946 of unrecognized compensation expenses related to the share options and RSUs granted to the Group's employees, which are expected to be recognized over a weighted-average period of 4.28 years and may be adjusted for future changes in forfeitures.

(b) 2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26.   SHARE-BASED COMPENSATION (CONTINUED)

(b)   2021 Share Incentive Plan (Continued)

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the"Award Shares") under the same plan, all of which will immediately become vested upon grant on May 5, 2021. Mr. Li Xiang has agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are subject to certain performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares,(a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of December 31, 2021, the Group did not recognized any compensation expenses for shares granted to Mr. Li Xiang, because the Group considers it is not probable that the performance-based vesting conditions will be satisfied as of December 31, 2021. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of December 31, 2021.

The following table summarizes activities of the Company's performance-based restricted shares under the 2021 Plan for the year ended December 31, 2021:

	Number of Shares Granted	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$
December 31, 2020	–	–	–	–
Granted	108,557,400	14.63		
December 31, 2021	**108,557,400**	**14.63**	**9.19**	**–**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. SHARE-BASED COMPENSATION (CONTINUED)

(b) 2021 Share Incentive Plan (Continued)

The weighted-average grant date fair value for restricted shares granted under the Company's 2021 Plan for the year ended December 31, 2021 was US$4.96, computed using the binomial pricing model.

The fair value of the restricted shares granted under the Company's 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31, 2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the valuation date. The expected volatility at the grant date and each valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the restricted shares. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the restricted shares.

27. TAXATION

(a) Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b) Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27.   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

PRC

Beijing CHJ and Wheels Technology are qualified as a "high and new technology enterprise" under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25%.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "R&D Deduction"). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27. TAXATION (CONTINUED)

(b)   Income taxes (Continued)

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2020 and 2021, the total amount of undistributed earnings from the Company's PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB13,288 and RMB540,906 respectively. As of December 31, 2020 and 2021, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

The tax years ended December 31, 2017 through 2021 for the Company's PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax benefit and income tax expense for the periods presented is as follows:

	For the Year Ended December 31,	
	2020	2021
Deferred income tax (benefit)/expense	(22,847)	168,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27.   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

Hong Kong (Continued)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group's income tax expense for each of the years presented are as follows:

	For the Year Ended December 31,	
	2020	2021
Loss before income tax expense	(188,877)	(152,812)
Income tax credit computed at PRC statutory income tax rate of 25%	(47,219)	(38,203)
Tax effect of tax-exempt entity and preferential tax rate	30,140	(89,928)
Tax effect of R&D Deduction and others	(144,503)	(314,141)
Non-deductible expenses	21,511	318,185
Change in valuation allowance	117,224	292,730
Income tax (benefit)/expenses	(22,847)	168,643

(c)   Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27. TAXATION (CONTINUED)

(c) Deferred tax (Continued)

The Group's deferred tax assets (liabilities) consist of the following components:

	For the Year Ended December 31,	
	2020	2021
Deferred tax assets		
Net operating loss carryforwards	1,144,397	1,119,659
Accrued expenses and others	66,773	228,734
Impairment of long-lived assets and allowance for credit losses	7,694	13,224
Acquisition of Changzhou Manufacturing Base Phase I and Phase II *(Note 11)*	–	11,969
Depreciation and amortization	16,220	190
Unrealized financing cost	13,125	–
Total deferred tax assets	1,248,209	1,373,776
Less: Valuation allowance	(1,004,665)	(1,297,395)
Deferred tax assets, net of valuation allowance	243,544	76,381
Deferred tax liabilities		
Accelerated tax depreciation and others	(215,030)	(195,121)
Fair value change of certain investments	(5,667)	(15,087)
Total deferred tax liabilities	(220,697)	(210,208)
Deferred tax assets/(liabilities), net	22,847	(133,827)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	For the Year Ended December 31,	
	2020	2021
Valuation allowance		
Balance at beginning of the year	887,441	1,004,665
Additions	148,458	395,955
Reversal	(31,234)	(103,225)
Balance at ending of the year	1,004,665	1,297,395

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

27.   TAXATION (CONTINUED)

(c)   Deferred tax (Continued)

For the year ended December 31, 2021, Wheels Technology and Chongqing Lixiang Automobile had achieved pre-tax profit, and the Group forecasted these two subsidiaries are likely to continue to achieve pre-tax profit in 2022. As a result, the Group made an assessment and considered that the deferred tax assets for these two subsidiaries are more-likely-than-not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these two subsidiaries should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

As of December 31, 2021, the Group had net operating loss carryforwards of approximately RMB5,624,288 mainly arose from the Group's certain subsidiaries, VIEs and the VIEs' subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2022 to 2031. As of December 31, 2021, deferred tax assets arose from the net operating loss carryforwards amounting to RMB1,083,508 were provided for full valuation allowance, while the remaining RMB36,151 were expected to be utilized prior to expiration considering future taxable income for respective entities.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

(d)   Consumption tax

Chongqing Lixiang Automobile, as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles and 3% consumption tax rate from August 2021 and is recorded in cost of sales. As of December 31, 2021, the Group paid RMB287,891 consumption tax and related surcharge.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28.   FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2020 and 2021.

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	18,850,462	–	18,850,462	–
Equity securities with readily determinable fair value	64,916	64,916	–	–
Total assets	18,915,378	64,916	18,850,462	–

| | | **Fair Value Measurement at Reporting Date Using** | | |
	Fair Value as of December 31, 2021	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Short-term investments	**19,157,428**	**–**	**19,157,428**	**–**
Equity securities with readily determinable fair value	**28,452**	**28,452**	**–**	**–**
Total assets	**19,185,880**	**28,452**	**19,157,428**	**–**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28.   FAIR VALUE MEASUREMENT (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis (Continued)

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the consolidated statements of comprehensive loss.

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "interest income and investment income, net" in the consolidated statements of comprehensive loss.

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. Impairment charges of nil and nil were recognized for the years ended December 31, 2020 and 2021, respectively. For equity method investments, no impairment loss was recognized for all years presented. The Group recorded RMB30,381 and RMB38,163 impairment loss of property, plant and equipment and loss on inventory obsolescence for the years ended December 31, 2020 and 2021, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Secured borrowing, unsecured corporate loan and convertible debts are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these long-term borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	2,920,561	2,798,736	121,825	–	–

(b) Purchase obligations

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	11,798,199	11,798,199	–	–	–

(c) Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company's acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Company was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. The unpaid contract amounts were immaterial as of December 31, 2020 and 2021. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company's acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c)   Legal proceedings (Continued)

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 5), and the ongoing legal proceedings of Chongqing Zhizao were transferred out to Lifan Industry and Lifan Passenger Vehicle.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

30.   RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Airx (Beijing) Technology Co., Ltd. ("Airx")	Affiliate
Beijing Judianchuxing Technology Limited ("Beijing Judianchuxing")	Affiliate
Beijing Sankuai Online Technology Co., Ltd. ("Beijing Sankuai")	Controlled by Principal Shareholder
Suzhou Yihang Intelligent Technology Co., Ltd. ("Suzhou Yihang")	Affiliate
Changzhou Huixiang New Energy Auto Parts Co., Ltd. ("Changzhou Huixiang")	Affiliate

The Group entered into the following significant related party transactions:

	For the Year Ended December 31,	
	2020	2021
Purchase materials from Beijing Yihang	58,361	31,692
Purchase R&D service from Beijing Yihang	4,368	12,176
Purchase R&D service from Suzhou Yihang	–	3,772
Purchase service from Beijing Sankuai	–	969

The Group had the following significant related party balances:

	As of December 31,	
	2020	2021
Due from Neolix Technologies	678	678
Due from Beijing Yihang	–	334
Total	678	1,012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

	As of December 31,	
	2020	2021
Due to Changzhou Huixiang (See Note 13)	–	**30,000**
Due to Beijing Yihang	19,183	**7,102**
Due to Beijing Sankuai	–	**330**
Due to Airx	23	**23**
Total	19,206	**37,455**

31. RESTRICTED NET ASSETS

The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise's PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

31.   RESTRICTED NET ASSETS (CONTINUED)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise's PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, consolidated VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB7,644,467 and RMB11,417,468 as of December 31, 2020 and 2021, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2020 and 2021 are disclosed in Note 32.

32.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

32. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020 and 2021.

Condensed balance sheets

	As of December 31,	
	2020 RMB	2021 RMB
ASSETS		
Current assets:		
Cash and cash equivalents	1,149,374	**14,762,875**
Time deposits and short-term investments	14,486,070	**7,020,662**
Amounts due from subsidiaries of the Group	14,065,341	**23,763,053**
Prepayments and other current assets	–	**10,211**
Total current assets	29,700,785	**45,556,801**
Non-current assets:		
Investments in subsidiaries, VIEs and VIEs' subsidiaries	42,754	**890,788**
Long-term investments	64,916	**28,452**
Total non-current assets	107,670	**919,240**
Total assets	29,808,455	**46,476,041**
LIABILITIES		
Current liabilities:		
Accruals and other current liabilities	4,858	**13,798**
Total current liabilities	4,858	**13,798**
Non-current liabilities:		
Long-term borrowings	–	**5,397,941**
Total non-current liabilities	–	**5,397,941**
Total liabilities	4,858	**5,411,739**
SHAREHOLDERS' (DEFICIT)/EQUITY		
Class A Ordinary Shares	1,010	**1,176**
Class B Ordinary Shares	235	**235**
Treasury shares	–	**(89)**
Additional paid-in capital	37,289,761	**49,390,486**
Accumulated other comprehensive loss	(1,005,184)	**(1,521,871)**
Accumulated deficit	(6,482,225)	**(6,805,635)**
Total shareholders' equity	29,803,597	**41,064,302**
Total liabilities and shareholders' equity	29,808,455	**46,476,041**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

32.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss

	For the Year Ended December 31,	
	2020	2021
	RMB	RMB
Operating expenses:		
Selling, general and administrative	(9,424)	(27,288)
Research and development	–	(852)
Total operating expenses	(9,424)	(28,140)
Loss from operations	(9,424)	(28,140)
Other income/(expense)		
Interest expense	–	(21,369)
Interest income	4,467	10,746
Equity in loss of subsidiaries, VIEs and VIEs' subsidiaries	(520,093)	(563,106)
Change in fair value of warrants and derivative liabilities	272,327	–
Investment income, net	106,823	272,991
Foreign exchange loss	(5,861)	(3,023)
Others, net	104	10,446
Loss before income tax expense	(151,657)	(321,455)
Income tax expense	–	–
Net loss	(151,657)	(321,455)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	–
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	–
Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)
Net loss	(151,657)	(321,455)
Other comprehensive loss, net of tax		
Foreign currency translation adjustment, net of tax	(1,020,728)	(516,687)
Total comprehensive loss, net of tax	(1,172,385)	(838,142)

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

32. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the Year Ended December 31,	
	2020	**2021**
	RMB	**RMB**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net cash provided by operating activities	109,961	**367,063**
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments to, and investments in subsidiaries,		
VIEs and VIEs' subsidiaries	(10,006,889)	**(10,157,678)**
Placement of time deposits	–	**(298,284)**
Redemption of time deposits	463,527	**297,654**
Placement of short-term investments	(75,367,086)	**(173,133,568)**
Redemption of short-term investments	60,452,428	**180,386,757**
Net cash used in investing activities	(24,458,020)	**(2,905,119)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of convertible redeemable preferred shares,		
net of issuance costs	3,851,034	**–**
Proceeds from issuance of convertible debts	–	**5,533,238**
Proceeds from IPOs and concurrent private placements,		
net of issuance cost	11,034,685	**11,004,778**
Proceeds from follow-on offering, net of issuance costs	9,990,955	**–**
Proceeds from exercise of share options	–	**1,139**
Proceeds from issuance of ordinary shares	–	**70**
Net cash provided by financing activities	24,876,674	**16,539,225**
Effects of exchange rate changes on cash and cash equivalents	(20,248)	**(387,668)**
Net increase in cash, cash equivalents	508,367	**13,613,501**
Cash, cash equivalents at beginning of the year	641,007	**1,149,374**
Cash, cash equivalents at end of the year	1,149,374	**14,762,875**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

32.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Statements of changes in shareholders' (deficit)/equity

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional Paid-in Capital RMB	Accumulated Other Comprehensive Income/ (Loss) RMB	Accumulated Deficit RMB	Total Shareholders' (Deficit)/ Equity RMB
	Number of Shares	Amount RMB	Number of Shares	Amount RMB	Shares	Amount RMB				
Balance as of January 1, 2020	15,000,000	10	240,000,000	155	–	–	–	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	–	–	–	–	–	–	–	–	(651,190)	(651,190)
Effect of exchange rate changes on convertible redeemable preferred shares	–	–	–	–	–	–	–	–	10,862	10,862
Share issuance upon US IPO and concurrent private placements, net of issuance costs	284,586,955	199	–	–	–	–	11,023,348	–	–	11,023,547
Share issuance upon the conversion and re-designation of preferred shares into Class A and Class B ordinary shares	1,045,789,275	730	115,812,080	80	–	–	14,723,086	–	–	14,723,896
Exercise of conversion features of preferred shares upon the consummation of US IPO	–	–	–	–	–	–	1,400,670	–	–	1,400,670
Share issuance upon the follow-on offering, net of issuance costs	108,100,000	71	–	–	–	–	9,999,862	–	–	9,999,933
Share-based compensation	–	–	–	–	–	–	142,795	–	–	142,795
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(1,020,728)	–	(1,020,728)
Net loss	–	–	–	–	–	–	–	–	(151,657)	(151,657)
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	–	–	37,289,761	(1,005,184)	(6,482,225)	29,803,597
Cumulative effect of adoption of credit loss guidance (Note 2(h))	–	–	–	–	–	–	–	–	(1,955)	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	–	–	(34,000,000)	(22)	–	–	–	–
Issuance of ordinary shares for granting Award Shares to CEO	108,557,400	70	–	–	(108,557,400)	(70)	70	–	–	70
Share issuance upon HK IPO, net of issuance costs	113,869,700	74	–	–	–	–	10,995,213	–	–	10,995,287
Exercise of share options	–	–	–	–	6,404,416	3	4,086	–	–	4,089
Share-based compensation	–	–	–	–	–	–	1,101,356	–	–	1,101,356
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(516,687)	–	(516,687)
Net loss	–	–	–	–	–	–	–	–	(321,455)	(321,455)
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	41,064,302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

32. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Basis of presentation

The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments – Equity Method and Joint Ventures.

Such investments are presented on the condensed balance sheets as "investments in subsidiaries, VIEs and VIEs' subsidiaries" and shares in the subsidiaries and VIEs' loss are presented as "equity in loss of subsidiaries, VIEs and VIEs' subsidiaries" in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group' consolidated financial statements.

33. DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2020 and 2021.

34. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the Year Ended December 31,	
	2020	**2021**
	RMB	**RMB**
Fees	–	**–**
Other emoluments:		
Salaries, allowances and benefits in kind	4,038	**5,727**
Performance related bonuses	2,320	**–**
Share-based compensation expenses *(Note 26)*	57,769	**85,592**
Pension scheme contributions	313	**391**
	64,440	**91,710**
	64,440	**91,710**

During the years ended December 31, 2020 and 2021, certain directors were granted share options in respect of their services to the Group, under the share option plans of the Company, further details of which are set out in Note 26. The share-based compensation expenses were recognized in the consolidated statements of comprehensive loss during the Track Record Period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

34.   DIRECTORS' REMUNERATION (CONTINUED)

(a)   Independent non-executive directors and non-executive directors

Zhao Hongqiang served as an independent director of the Company since July 2020 and was re-designated as an independent non-executive director with effect from August 12, 2021, the Listing Date. Jiang Zhenyu and Xiao Xing were appointed as independent non-executive directors with effect from the Listing Date. Wang Xing was appointed as a non-executive director on July 2, 2019. Fan Zheng is a non-executive director (under the Hong Kong Listing Rules) of the Company and has served as an independent director (under applicable U.S. regulations) since October 2020. Wang Xing did not have any remuneration during the the years ended December 31, 2020 and 2021. The fee for Zhao Hongqiang and Fan Zheng was US$50, respectively, for the year ended December 31, 2020. And the fee for Zhao Hongqiang, Fan Zheng, Xiao Xing and Jiang Zhenyu was US$50, respectively, for the year ended December 31, 2021.

(b)   Executive directors

	For the Year Ended December 31,	
	2020 RMB	2021 RMB
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	4,038	5,727
Performance related bonuses	2,320	–
Share-based compensation expenses	57,769	85,592
Pension scheme contributions	313	391
	64,440	91,710
	64,440	91,710

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

34. DIRECTORS' REMUNERATION (CONTINUED)

(b) Executive directors (Continued)

The remuneration paid to executive directors during the Track Record Period was as follows:

For the year ended December 31, 2020

	Fees RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Share-based compensation expenses RMB	Pension scheme contributions RMB	Total remuneration RMB
Li Xiang	–	1,017	580	–	117	1,714
Shen Yanan	–	2,004	1,160	33,213	117	36,494
Li Tie	–	1,017	580	24,556	79	26,232
	–	4,038	2,320	57,769	313	64,440

For the year ended December 31, 2021

	Fees RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Share-based compensation expenses RMB	Pension scheme contributions RMB	Total remuneration RMB
Li Xiang	–	1,374	–	–	130	1,504
Shen Yanan	–	2,729	–	84,640	131	87,500
Li Tie	–	1,624	–	952	130	2,706
	–	5,727	–	85,592	391	91,710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

35.   FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees for the years ended December 31, 2020 and 2021, included the following number of directors and non-directors.

	For the Year Ended December 31,	
	2020	2021
	RMB	RMB
Directors	2	1
Non-directors	3	4
	5	5

Details of the remuneration for the years ended December 31, 2020 and 2021, of the five highest paid employees who are non-directors (the "Non-director Individuals") as follows:

	For the Year Ended December 31,	
	2020	2021
	RMB	RMB
Salaries, allowances and benefits in kind	3,481	7,813
Performance related bonuses	2,043	905
Share-based compensation expenses	25,487	105,848
Pension scheme contributions	265	524
	31,276	115,090

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year Ended December 31,	
	2020	2021
HK$3,500,001 to HK$4,000,000	1	–
HK$4,500,001 to HK$5,000,000	1	–
HK$15,500,001 to HK$16,000,000	–	1
HK$16,000,001 to HK$16,500,000	–	1
HK$26,500,001 to HK$27,000,000	1	–
HK$53,500,001 to HK$54,000,000	–	1
HK$54,000,001 to HK$54,500,000	–	1
	3	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

35. FIVE HIGHEST PAID EMPLOYEES (CONTINUED)

During the the years ended December 31, 2020 and 2021, the Non-director Individuals were granted share options in respect of their services to the Group, under the share option plans of the Company, further details of which are set out in Note 26. The share-based compensation expenses were recognized in the consolidated statements of comprehensive loss during the the years ended December 31, 2020 and 2021.

No remuneration was paid by the Group to any directors, the chief executive or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2020 and 2021.

36. SUBSEQUENT EVENT

In December 2021, one of the Group's subsidiaries entered into an agreement to invest 70% equity interest in a joint venture (another shareholder holding the remaining 30% equity interest) established to design, produce and sell automotive power module and electronics products. In April 2022, this transaction was closed (cash consideration in the amount of RMB210,000) and the Group obtained control over the joint venture. Upon obtaining control, the Group consolidated the joint venture with a non-controlling interest.

In March 2022, one of the Group's subsidiaries, entered into an agreement with Xin Wang Da Electronic Limited ("Xin Wang Da Electronic") to purchase certain series Pre-A preferred shares of Xin Wang Da Electric Vehicle and Battery Limited, a subsidiary of Xin Wang Da Electronic. This transaction (cash consideration in the amount of RMB400,000), resulted in the Group's approximately 3.2% equity ownership in the Xin Wang Da Electric Vehicle and Battery Limited. The Group accounted for the investment using the measurement alternative, recording the investment at cost, adjusted for subsequent observable price changes and impairments, if any.

37. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

37. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated statements of comprehensive loss

| | Amounts as reported under U.S. GAAP | For the year ended December 31, 2020 IFRSs adjustments | | | | | | | Amounts under IFRSs |
| | | Preferred Shares (Note (i)) | Convertible debts (Note (ii)) | Leases (Note (iii)) | Investments measured at fair value (Note (iv)) | Share-based compensation (Note (v)) | Issuance costs (Note (vi)) | Warranty accrual (Note (vii)) | |
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses:									
Research and development	(1,099,857)	–	–	4,297	–	46,265	–	–	(1,049,295)
Selling, general and administrative	(1,118,819)	(432,964)	–	34,312	–	71,063	(28,737)	–	(1,475,145)
Total operating expenses	(2,218,676)	(432,964)	–	38,609	–	117,328	(28,737)	–	(2,524,440)
Interest expense	(66,916)	–	27,973	(55,520)	–	–	–	–	(94,463)
Interest income and investment income, net	254,916	–	–	–	21,975	–	–	–	276,891
Change in fair value of warrants and derivative liabilities	272,327	(225,936)	–	–	–	–	–	–	46,391
Fair value changes of convertible redeemable preferred shares	–	(29,946,553)	–	–	–	–	–	–	(29,946,553)
Fair value change of convertible debts	–	–	(26,803)	–	–	–	–	–	(26,803)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	(8,576)	–	–	–	(8,576)
(Loss)/Income before income tax expense	(188,877)	(30,605,453)	1,170	(16,911)	13,399	117,328	(28,737)	–	(30,708,081)
Net (loss)/income from continuing operations	(166,030)	(30,605,453)	1,170	(16,911)	13,399	117,328	(28,737)	–	(30,685,234)
Net (loss)/income	(151,657)	(30,605,453)	1,170	(16,911)	13,399	117,328	(28,737)	–	(30,670,861)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	651,190	–	–	–	–	–	–	–
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	(10,862)	–	–	–	–	–	–	–
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(29,965,125)	1,170	(16,911)	13,399	117,328	(28,737)	–	(30,670,861)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

37. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated statements of comprehensive loss (Continued)

	Amounts as reported under U.S. GAAP RMB	For the year ended December 31, 2021 IFRSs adjustments							Amounts under IFRSs RMB
		Preferred Shares (Note (i)) RMB	Convertible debts (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments measured at fair value (Note (iv)) RMB	Share-based compensation (Note (v)) RMB	Issuance costs (Note (vi)) RMB	Warranty accrual (Note (vii)) RMB	
Cost of sales:									
Vehicle sales	(20,755,578)	–	–	–	–	–	–	85,761	(20,669,817)
Total cost of sales	**(21,248,325)**	**–**	**–**	**–**	**–**	**–**	**–**	**85,761**	**(21,162,564)**
Operating expenses:									
Research and development	(3,286,389)	–	–	16,675	–	–	–	–	(3,269,714)
Selling, general and administrative	(3,492,385)	–	–	46,614	–	–	(47,751)	–	(3,493,522)
Total operating expenses	**(6,778,774)**	**–**	**–**	**63,289**	**–**	**–**	**(47,751)**	**–**	**(6,763,236)**
Interest expense	(63,244)	–	21,369	(90,612)	–	–	–	(1,973)	(134,460)
Interest income and investment income, net	740,432	–	–	–	35,330	–	–	–	775,762
Fair value change of convertible debts	–	–	(1,545,453)	–	–	–	–	–	(1,545,453)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	–	41,934	–	–	–	41,934
(Loss)/Income before income tax expense	**(152,812)**	**–**	**(1,524,084)**	**(27,323)**	**77,264**	**–**	**(47,751)**	**83,788**	**(1,590,918)**
Net (loss)/income from continuing operations	**(321,455)**	**–**	**(1,524,084)**	**(27,323)**	**77,264**	**–**	**(47,751)**	**83,788**	**(1,759,561)**
Net (loss)/income	**(321,455)**	**–**	**(1,524,084)**	**(27,323)**	**77,264**	**–**	**(47,751)**	**83,788**	**(1,759,561)**
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	**(321,455)**	**–**	**(1,524,084)**	**(27,323)**	**77,264**	**–**	**(47,751)**	**83,788**	**(1,759,561)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

37. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated balance sheets

	Amounts as reported under U.S. GAAP	Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Share-based compensation (Note (v))	Issuance costs (Note (vi))	Warranty accrual (Note (vii))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

For the year ended December 31, 2020 — IFRSs adjustments

Long-term investments	162,853	–	–	–	(158,066)	–	–	–	4,787
Financial assets at fair value through profit or loss	–	–	–	–	177,670	–	–	–	177,670
Property, plant and equipment, net	2,478,687	–	–	(237,587)	–	–	–	–	2,241,100
Operating lease right-of-use assets, net	1,277,006	–	–	199,260	–	–	–	–	1,476,266
Total assets	36,373,276	–	–	(38,327)	19,604	–	–	–	36,354,553
Additional paid-in capital	37,289,761	30,809,700	9,564	–	–	–	38,225	–	68,147,250
Accumulated other comprehensive (loss)/income	(1,005,184)	180,604	–	–	–	–	–	–	(824,580)
Accumulated (deficit)/equity	(6,482,225)	(30,990,304)	(9,564)	(38,327)	19,604	–	(38,225)	–	(37,539,041)
Total shareholders' equity/(deficit)	29,803,597	–	–	(38,327)	19,604	–	–	–	29,784,874

For the year ended December 31, 2021 — IFRSs adjustments

	Amounts as reported under U.S. GAAP	Preferred Shares (Note (i))	Convertible debts (Note (ii))	Leases (Note (iii))	Investments measured at fair value (Note (iv))	Share-based compensation (Note (v))	Issuance costs (Note (vi))	Warranty accrual (Note (vii))	Amounts under IFRSs
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	156,306	–	–	–	(121,602)	–	–	–	34,704
Financial assets at fair value through profit or loss	–	–	–	–	218,470	–	–	–	218,470
Operating lease right-of-use assets, net	2,061,492	–	–	(65,650)	–	–	–	–	1,995,842
Total assets	61,848,913	–	–	(65,650)	96,868	–	–	–	61,880,131
Accruals and other current liabilities	1,879,368	–	(2,292)	–	–	–	–	–	1,877,076
Long-term borrowings	5,960,899	–	1,646,605	–	–	–	–	–	7,607,504
Other non-current liabilities	802,259	–	–	–	–	–	–	(83,788)	718,471
Total liabilities	20,784,611	–	1,644,313	–	–	–	–	(83,788)	22,345,136
Additional paid-in capital	49,390,486	30,809,700	9,564	–	–	–	85,976	–	80,295,726
Accumulated other comprehensive (loss)/income	(1,521,871)	180,604	(120,229)	–	–	–	–	–	(1,461,496)
Accumulated (deficit)/equity	(6,805,635)	(30,990,304)	(1,533,648)	(65,650)	96,868	–	(85,976)	83,788	(39,300,557)
Total shareholders' equity/(deficit)	41,064,302	–	(1,644,313)	(65,650)	96,868	–	–	83,788	39,534,995

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

37. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated balance sheets (Continued)

Notes:

(i)   Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

(ii)   Convertible debts

Under U.S. GAAP, the convertible debts were measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS, the Group's convertible debts were designated as at fair value through profit or loss such that the convertible debts were initially recognized at fair values. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible debts that were attributed to changes in credit risk of the convertible debts recognized in other comprehensive income were insignificant. Therefore, the amounts of changes in fair value of the convertible debts were recognized in the profit or loss.

(iii)   Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement.

Under IFRS, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost.

(iv)   Investments measured at fair value

Under U.S. GAAP, convertible redeemable preferred shares and ordinary shares with preferential rights issued by privately-held companies without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

37.   RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Reconciliation of consolidated balance sheets (Continued)

Notes: (Continued)

(v)   Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of the awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded for the year ended December 31, 2020.

Under IFRS, the cumulative share-based compensation expenses for the share options that have satisfied the service condition up to December 31, 2019 and 2020, were recorded for the year ended December 31, 2019 and 2020, when the performance condition in relation to the successful IPO became more likely than not to be achieved.

(vi)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vii)   Warranty accrual

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

FOUR YEAR FINANCIAL SUMMARY

CONSOLIDATED RESULTS

| | For the Years Ended December 31, | | | |
| | 2018 | 2019 | 2020 | **2021** |
	(RMB in thousands)			
Total revenues	-	284,367	9,456,609	**27,009,779**
Total cost of sales	-	(284,462)	(7,907,270)	**(21,248,325)**
Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	**(6,778,774)**
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	**(152,812)**
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(1,812,713)	**(838,142)**

CONSOLIDATED ASSETS AND LIABILITIES

| | As of December 31, | | | |
| | 2018 | 2019 | 2020 | **2021** |
	(RMB in thousands)			
Current assets	2,294,340	5,065,839	31,391,109	**52,380,414**
Non-current assets	3,486,600	4,447,583	4,982,167	**9,468,499**
Total assets	5,780,940	9,513,422	36,373,276	**61,848,913**
Current liabilities	1,749,373	4,679,720	4,309,221	**12,108,252**
Non-current liabilities	1,228,303	252,571	2,260,458	**8,676,359**
Total liabilities	2,977,676	4,932,291	6,569,679	**20,784,611**
Total shareholders' (deficit)/equity	(2,395,775)	(5,674,531)	29,803,597	**41,064,302**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	5,780,940	9,513,422	36,373,276	**61,848,913**

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Beijing Leading"	Beijing Leading Automobile Sales Co., Ltd.* (北京勵鼎汽車銷售有限公司), a limited liability company established under the laws of the PRC on August 6, 2019 and a subsidiary of our Company
"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion took effect upon the Listing
"Changzhou Chezhinan"	Changzhou Chezhinan Standard Factory Construction Co., Ltd.* (常州車之南標準廠房建設有限公司), a limited liability company established under the laws of the PRC on March 3, 2017 and a subsidiary of our Company
"China" or "PRC"	the People's Republic of China and for the purposes of this annual report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan

DEFINITIONS

"Chongqing Lixiang"	Chongqing Lixiang Automobile Co., Ltd.* (重慶理想汽車有限公司), a limited liability company established under the laws of the PRC on October 11, 2019 and a Consolidated Affiliated Entity of our Company
"Chongqing Xinfan"	Chongqing Xinfan Machinery Co., Ltd. (重慶新帆機械設備有限公司), a limited liability company established under the laws of the PRC on September 5, 2018 and a Consolidated Affiliated Entity of our Company
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable)
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Director(s)"	the director(s) of our Company
"Global Offering"	the Hong Kong Public Offering and the International Offering
"GAAP"	generally accepted accounting principles

DEFINITIONS

"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement
"Jiangsu Chehejia"	Jiangsu Chehejia Automobile Co., Ltd.* (江蘇車和家汽車有限公司), a limited liability company established under the laws of the PRC on June 23, 2016 and a subsidiary of our Company
"Jiangsu Xitong"	Jiangsu Xitong Machinery Equipment Co., Ltd.* (江蘇希通機械設備有限公司), a limited liability company established under the laws of the PRC on February 15, 2017 and a subsidiary of our Company
"Jiangsu Zhixing"	Jiangsu Zhixing Financial Leasing Co., Ltd.* (江蘇智行融資租賃有限公司), a limited liability company established under the laws of the PRC on March 28, 2018 and a subsidiary of our Company
"Latest Practicable Date"	February 28, 2022
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange

DEFINITIONS

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"NDRC"	National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會)
"MIIT"	Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部) (formerly known as the Ministry of Information Industry)
"Mr. Li" or "Founder"	Mr. LI Xiang
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, LI Xiang, SHEN Yanan and LI Tie; and with respect to Xindian Information, LI Xiang, FAN Zheng, SHEN Yanan, LI Tie, QIN Zhi, LIU Qinghua, WEI Wei, SONG Gang, YE Qian and XU Bo
"Reporting Period"	the year ended December 31, 2021
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

DEFINITIONS

"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stabilizing Manager"	Goldman Sachs (Asia) L.L.C.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"Xindian Interactive"	Jiangsu Xindian Interactive Sales and Services Co,. Ltd.* (江蘇心電互動汽車銷售服務有限公司), a limited liability company established under the laws of the PRC on May 8, 2017 and a subsidiary of our Company
"%"	per cent